UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 29, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

Page
Operating and Financial Review and Prospects	2
Financial Statements Index	F-1

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2021 and 2020 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2020 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including Navios Partners’ 2021 cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, Navios Partners’ ability to realize the projected advantages of the NNA Merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”), opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume, the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our Panamax, Capesize, Ultra-Handymax, Containerships and Tanker vessels in particular, dry cargo and tanker industry trends, fluctuations in charter rates for dry bulk vessels, containerships and tanker vessels, vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Sale of one vessel

On October 29, 2021, Navios Partners completed the sale of the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, to an unrelated third party for a net sale price of $13.5 million.

Merger with Navios Acquisition

On October 15, 2021, Navios Partners completed its merger (the “NNA Merger”) with Navios Acquisition. As a result of the NNA Merger, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Overview

We are an international owner and operator of dry cargo and liquid vessels, formed in August 2007 under the laws of the Republic of the Marshall Islands. We have been a public company since November 2007. Currently, our general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.0% general partner interest in Navios Partners.

As of November 23, 2021, there were 30,197,087 outstanding common units and 622,555 general partnership units. Navios Maritime Holdings Inc. (“Navios Holdings”) currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns 2.0% general partner interest in Navios Partners.

Fleet

As of November 23, 2021, our fleet consists of 26 Panamax vessels, 24 Capesize vessels, four Ultra Handymax vessels and 43 Containerships and 45 Tankers, including four Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022, one Capesize bareboat charter-in vessel expected to be delivered by the first half of 2023, two Panamax bareboat charter-in vessels expected to be delivered by the second half of 2022 and first half of 2023, one VLCC bareboat charter-in vessel expected to be delivered by the second half of 2022 and six Containerships expected to be delivered by the second half of 2023 and 2024.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and bulk liquid chemicals. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our combined fleet as of November 23, 2021:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios La Paix	Ultra-Handymax	2014	61,485	—	111.0% average BSI 58 10TC	February 2022
Navios Christine B	Ultra-Handymax	2009	58,058	$9,548	No	January 2022
Navios Amaryllis	Ultra-Handymax	2008	58,735	—	—	Spot
Serenitas N	Ultra-Handymax	2011	56,644	—	99.0% average BSI 58 10TC	June 2022
Navios Hyperion	Panamax	2004	75,707	$17,100	—	February 2022
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	April 2022
Navios Orbiter	Panamax	2004	76,602	—	100.0% average BPI 4TC	February 2022
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 4TC	December 2022
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 4TC	March 2023
Navios Hope	Panamax	2005	75,397	$9,625	No	December 2021
				—	100.0% average BPI 4TC	April 2023
Navios Sagittarius(5)	Panamax	2006	75,756	$10,783	No	December 2021
Navios Harmony	Panamax	2006	82,790	$28,500	No	August 2022
Navios Prosperity I	Panamax	2007	75,527	$28,025	No	December 2021
Navios Libertas	Panamax	2007	75,511	$28,025	No	December 2021
Navios Symmetry	Panamax	2006	74,381	$11,804	No	March 2022
Navios Apollon I	Panamax	2005	87,052	—	109.0% average BPI 4TC	February 2022
Navios Sphera	Panamax	2016	84,872	—	120.0% average BPI 4TC	May 2022
Navios Camelia	Panamax	2009	75,162	$28,975	No	March 2022
Navios Anthos	Panamax	2004	75,798	$9,595	No	January 2022
Copernicus N	Panamax	2010	93,062	—	108.0% average BPI 4TC	October 2022
Unity N	Panamax	2011	79,642	$26,125	No	January 2022
				—	100.0% average BPI 4TC	July 2022
Odysseus N	Panamax	2011	79,642	$29,925	No	April 2022
Navios Victory	Panamax	2014	77,095	$12,513	No	June 2022
Navios Avior	Panamax	2012	81,355	$14,131	No	February 2022
Navios Centaurus	Panamax	2012	81,472	$32,300	No	March 2022
Navios Beaufiks(6)	Capesize	2004	180,310	$22,563	No	January 2024
Navios Symphony	Capesize	2010	178,132	—	100.5% average BCI 5TC	December 2021
Navios Fantastiks(7)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	95.25% average BCI 5TC	April 2022
Navios Pollux(7)	Capesize	2009	180,727	—	100.0% of pool earnings	February 2022
Navios Sol(8)	Capesize	2009	180,274	—	110.0% average BCI 5TC	March 2022
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	February 2023
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	March 2023
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	—	101.0% average BCI 5TC	March 2022
Navios Ace(9)	Capesize	2011	179,016	—	105.5% average BCI 5TC	March 2022
Navios Aster	Capesize	2010	179,314	$31,350	No	December 2021
				$27,731	No	January 2023
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	April 2022
Navios Gem	Capesize	2014	181,336	$17,623	No	February 2022
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022
Navios Koyo	Capesize	2011	181,415	—	100.0% average BCI 5TC plus $1,900/day	December 2021
Navios Ray(10)	Capesize	2012	179,515	—	102.0% average BCI 5TC	January 2022
Navios Bonavis(7)	Capesize	2009	180,022	—	101.5% average BCI 5TC	March 2023
Navios Azimuth	Capesize	2011	179,169	—	102.0% average BCI 5TC	January 2022
				—	100.0% average BCI 5TC	February 2023

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	Containership	2009	2,546	$15,800	No	April 2022
Protostar N	Containership	2007	2,741	$17,775	No	July 2022
Fleur N	Containership	2012	2,782	$19,750	No	March 2024
Ete N	Containership	2012	2,782	$19,750	No	February 2024
Navios Summer(11)	Containership	2006	3,450	$16,960	No	May 2022
Matson Oahu(11)	Containership	2006	3,450	$22,713	No	May 2023
Navios Spring(11)	Containership	2007	3,450	$10,326	No	March 2022
Navios Vermilion(11)	Containership	2007	4,250	$21,330	No	December 2021
				$54,313	No	December 2022
				$45,425	No	December 2023
				$23,972	No	November 2024
				$41,722	No	December 2024
Navios Indigo(11)	Containership	2007	4,250	$22,713	No	February 2022
				$63,375	No	February 2023
				$43,875	No	February 2024
				$34,125	No	February 2025
				$24,375	No	February 2026
				$41,438	No	June 2026
Navios Amaranth(11)	Containership	2007	4,250	$18,121	No	December 2021
				$55,794	No	July 2025
Navios Amarillo(11)	Containership	2007	4,250	$20,845	No	November 2022
Navios Verde(11)	Containership	2007	4,250	$20,845	No	June 2023
Navios Azure(11)	Containership	2007	4,250	$22,678	No	September 2022
Navios Domino(11)	Containership	2008	4,250	$24,934	No	June 2023
Navios Delight(11)	Containership	2008	4,250	$45,425	No	December 2023
Navios Destiny(11)	Containership	2009	4,250	$18,022	No	November 2021
				$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Devotion(11)	Containership	2009	4,250	$23,700	No	February 2022
				$63,375	No	February 2023
				$43,875	No	February 2024
				$34,125	No	February 2025
				$24,375	No	February 2026
				$41,438	No	June 2026
Navios Lapis	Containership	2009	4,250	$31,353	No	May 2023
Navios Tempo	Containership	2009	4,250	$13,000	No	December 2021
				$44,438	No	July 2025
Navios Dorado	Containership	2010	4,250	$21,676	No	April 2023
Navios Felicitas	Containership	2010	4,360	$18,121	No	January 2022
				$63,375	No	January 2023
				$43,875	No	January 2024
				$34,125	No	January 2025
				$24,375	No	January 2026
				$41,438	No	May 2026
Bahamas	Containership	2010	4,360	$22,219	No	November 2022
Bermuda	Containership	2010	4,360	$11,580	No	March 2022
Navios Miami	Containership	2009	4,563	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Magnolia	Containership	2008	4,730	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Jasmine	Containership	2008	4,730	$21,825	No	December 2022
Navios Chrysalis	Containership	2008	4,730	$30,083	No	July 2023
Navios Nerine	Containership	2008	4,730	$54,313	No	October 2022
				$45,425	No	October 2023
				$23,972	No	September 2024
				$41,722	No	October 2024
Hyundai Hongkong(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Navios Utmost(12)	Containership	2006	8,204	$21,656	No	September 2022
Navios Unite(12)	Containership	2006	8,204	$27,840	No	April 2024
Navios Unison(13)	Containership	2010	10,000	$26,276	No	May 2026
Navios Constellation(13)	Containership	2011	10,000	$26,276	No	May 2026

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Cosmos(14)	Chemical Tanker	2010	25,130	Floating Rate	No	February 2022
Nave Polaris(14)	Chemical Tanker	2011	25,145	Floating Rate	No	February 2022
Perseus N(15)	MR1 Product Tanker	2009	36,264	$11,356	No	May 2022
Star N	MR1 Product Tanker	2009	37,836	$11,603	No	April 2022
Hector N(16)	MR1 Product Tanker	2008	38,402	$11,356	No	January 2022
Nave Dorado(17)	MR2 Product Tanker	2005	47,999	$6,419	Yes	April 2022
Nave Aquila	MR2 Product Tanker	2012	49,991	$12,838	No	January 2022
Nave Atria(18)	MR2 Product Tanker	2012	49,992	$13,948	No	May 2023
Nave Capella(19)	MR2 Product Tanker	2013	49,995	$12,898	No	January 2022
Nave Alderamin(20)	MR2 Product Tanker	2013	49,998	$12,898	No	May 2022
Nave Pyxis(21)	MR2 Product Tanker	2014	49,998	$13,331	No	January 2022
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$10,665	No	April 2022
				$13,084	No	June 2022
Nave Orion(20)	MR2 Product Tanker	2013	49,999	$12,898	No	June 2022
Nave Titan	MR2 Product Tanker	2013	49,999	$14,919	No	January 2022
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034	No	November 2021
				$14,813	No	November 2022
Nave Jupiter(22)	MR2 Product Tanker	2014	49,999	$15,504	No	August 2022
Nave Velocity(23)	MR2 Product Tanker	2015	49,999	$15,553	No	November 2024
Nave Sextans(24)	MR2 Product Tanker	2015	49,999	$13,764	No	April 2022
Nave Orbit(25)	MR2 Product Tanker	2009	50,470	$14,418	No	March 2023
Nave Equator	MR2 Product Tanker	2009	50,542	$16,250	No	January 2022
				$14,500	No	March 2022
Bougainville	MR2 Product Tanker	2013	50,626	$13,578	No	September 2022
Nave Equinox(26)(27)	MR2 Product Tanker	2007	50,922	$11,356	No	March 2022
Nave Pulsar(26)	MR2 Product Tanker	2007	50,922	$14,072	No	December 2021
				$6,978	No	January 2022
Aurora N(28)	LR1 Product Tanker	2008	63,495	Floating Rate	No	February 2022
Lumen N(28)	LR1 Product Tanker	2008	63,599	Floating Rate	No	February 2022
Nave Cetus(29)	LR1 Product Tanker	2012	74,581	$16,088	No	December 2021
				$14,138	No	December 2022
Nave Ariadne(28)	LR1 Product Tanker	2007	74,671	Floating Rate	No	February 2022
Nave Cielo	LR1 Product Tanker	2007	74,671	$12,994	No	April 2022
Nave Rigel(29)	LR1 Product Tanker	2013	74,673	$16,088	No	December 2021
				$14,138	No	December 2022
Nave Atropos	LR1 Product Tanker	2013	74,695	$14,813	No	April 2022
Nave Cassiopeia(30)	LR1 Product Tanker	2012	74,711	Floating Rate	No	January 2022
Nave Andromeda(30)	LR1 Product Tanker	2011	75,000	Floating Rate	No	January 2022
Nave Estella(31)	LR1 Product Tanker	2012	75,000	$13,234	No	December 2021
				$13,716	No	June 2022
Nave Constellation	VLCC	2010	296,988	—	—	Spot
Nave Universe(32)	VLCC	2011	297,066	$17,775	Yes	April 2022
Nave Galactic(32)	VLCC	2009	297,168	$17,775	Yes	June 2022
Nave Spherical(33)	VLCC	2009	297,188	Floating Rate	No	December 2022
Nave Quasar(34)	VLCC	2010	297,376	$16,778	Yes	February 2023
Nave Photon(35)	VLCC	2008	297,395	$7,900	No	December 2021
Nave Buena Suerte(36)	VLCC	2011	297,491	$47,906	Yes	June 2025
Nave Synergy	VLCC	2010	299,973	$32,588	No	May 2022

Bareboat Chartered-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	—	109.75% average BPI 82	July 2024
Navios Amitie	Panamax	2021	82,002	—	110.0% average BPI 82	May 2024
Navios Star	Panamax	2021	81,994	—	110.0% average BPI 82	June 2024
Nave Electron(36)	VLCC	2021	313,239	$47,906	Yes	July 2026
Baghdad(37)	VLCC	2020	313,433	$27,816	No	October 2030
Erbil(37)	VLCC	2021	313,486	$27,816	No	February 2031

Bareboat Chartered-in Vessels to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN 1(38)	Capesize	2022	180,000	—	—	—
TBN 2(38)	Capesize	2022	180,000	—	—	—
TBN 3(38)	Capesize	2022	180,000	—	—	—
TBN 4(38)	Panamax	2022	81,000	—	—	—
TBN 5(39)	Capesize	2023	180,000	—	—	—
TBN 6(39)	Panamax	2023	81,000	—	—	—
TBN 7(38)	Capesize	2022	180,000	—	—	—
TBN 14(38)	VLCC	2022	310,000	—	—	—

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN 8(40)	Containership	2023	5,300	$42,900	No	September 2024
				$39,000	No	September 2025
				$37,050	No	September 2026
				$35,100	No	September 2027
				$31,200	No	September 2028
				$37,050	No	November 2028
TBN 9(40)	Containership	2023	5,300	$42,900	No	December 2024
				$39,000	No	December 2025
				$37,050	No	December 2026
				$35,100	No	December 2027
				$31,200	No	December 2028
				$37,050	No	February 2029
TBN 10(41)	Containership	2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029
TBN 12(41)	Containership	2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029
TBN 12(42)	Containership	2024	5,300	$42,900	No	September 2025
				$39,000	No	September 2026
				$37,050	No	September 2027
				$35,100	No	September 2028
				$31,200	No	September 2029
				$37,050	No	November 2029
TBN 13(42)	Containership	2024	5,300	$42,900	No	November 2025
				$39,000	No	November 2026
				$37,050	No	November 2027
				$35,100	No	November 2028
				$31,200	No	November 2029
				$37,050	No	January 2030

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.
(4)	Includes five optional years (owners’ option) starting 2023.
(5)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time we have an obligation to purchase the vessel.

(6)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to nine years, at which time we have an obligation to purchase the vessel.
(11)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(12)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(13)	The vessel is subject to a sale and leaseback transaction for a period of up to seven years, at which time we have an obligation to purchase the vessel.
(14)	Rate based on Delta-8 pool earnings.
(15)	Charterer’s option to extend the charter for six months at $12,590 net per day.
(16)	Charterer’s option to extend the charter for up to six months at $12,591 net per day.
(17)	Profit sharing arrangement of 100% above $6,419 and 25% above $8,888.
(18)	Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.
(19)	Charterer’s option to extend the charter for an optional year at $14,438 net per day.
(20)	Charterer’s option to extend the charter for up to six months at $13,956 net per day.
(21)	Charterer’s option to extend the charter for up to six months at $14,438 net per day.
(22)	Charterer’s option to extend the charter for an optional year at $16,491 net per day.
(23)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(24)	Charterer’s option to extend the charter for up to six months at $15,689 net per day.
(25)	Charterer’s option to extend the charter for up to 18 months at $15,306 net per day.
(26)	The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,481 per day.
(27)	Charterer’s option to extend the charter for an optional six month period at $12,591 net per day.
(28)	Rate based on Penfield pool earnings.
(29)	Charterer’s option to extend the charter for three months at $16,088 net per day.
(30)	Rate based on LR8 pool earnings.
(31)	Charterer’s option to extend the charter for six months at $15,400 net per day.
(32)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,759 and 50% thereafter. Charterer’s option to extend for six months at same terms.
(33)	Contract provides 100% of BITR TD3C-TCE index plus $5,000 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,500 premium.
(34)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.
(35)	Charterer’s option to extend the charter for three months at $18,269 net per day.
(36)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(37)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(38)	Expected to be delivered by the second half of 2022.
(39)	Expected to be delivered in the first half of 2023.
(40)	Expected to be delivered in the second half of 2023.
(41)	Expected to be delivered in the first half of 2024.
(42)	Expected to be delivered in the second half of 2024.

Our Charters

We provide seaborne shipping services under short-term, medium and long-term time charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2021, Singapore Marine Pte. Ltd. (“Singapore Marine”) represented approximately 14.8%, of total revenues. For the nine month period ended September 30, 2020, Hyundai Merchant Marine Co., Ltd (“HMM”) represented approximately 24.6% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business. Please also read “Risk Factors” in Navios Acquisition’s 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business following the control obtained over Navios Acquisition.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business. Please also read “Risk Factors” in Navios Acquisition’s 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business following the control obtained over Navios Acquisition.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and nine month periods ended September 30, 2021 and 2020 of Navios Partners presented and discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2021	2020
Libra Shipping Enterprises Corporation(1)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Felicity Shipping Corporation(2)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Gemini Shipping Corporation(3)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Galaxy Shipping Corporation(4)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Palermo Shipping S.A.(5)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30

Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	01/01 – 09/30	01/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Golem Navigation Limited(13)	Navios Soleil	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Avery Shipping Company	Navios Symphony	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Dune Shipping Corp.(6)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cavalli Navigation Inc.	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Seymour Trading Limited(32)	Navios Altair I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Goldie Services Company	Navios Symmetry	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Oceanus Shipping Corporation(7)(19)	Castor N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Leto Shipping Corporation(7)(17)	Esperanza N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Dionysus Shipping Corporation(7)(30)	Harmony N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Prometheus Shipping Corporation(7)(18)	Solar N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Azalea Shipping Inc.(8)(31)	Navios Azalea	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Wenge Shipping Corporation(14)(20)	Joie N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	01/01 – 09/30	09/30 – 09/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	01/01 – 09/30	09/30 – 09/30

Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	03/30 – 09/30	—
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	03/30 – 09/30	—
Olympia II Navigation Limited	Navios Domino	Marshall Is.	03/31 – 09/30	—
Pingel Navigation Limited	Navios Delight	Marshall Is.	03/31 – 09/30	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	03/31 – 09/30	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	03/31 – 09/30	—
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	03/31 – 09/30	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	03/31 – 09/30	—
Silvanus Marine Company	Navios Summer	Marshall Is.	03/31 – 09/30	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	03/31 – 09/30	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	03/31 – 09/30	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	03/31 – 09/30	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	03/31 – 09/30	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	03/31 – 09/30	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	03/31 – 09/30	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	03/31 – 09/30	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	03/31 – 09/30	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	03/31 – 09/30	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	03/31 – 09/30	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	03/31 – 09/30	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	03/31 – 09/30	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	03/31 – 09/30	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	03/31 – 09/30	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	03/31 – 09/30	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	03/31 – 09/30	—
Fairy Shipping Corporation	Navios Utmost	Marshall Is.	03/31 – 09/30	—
Limestone Shipping Corporation	Navios Unite	Marshall Is.	03/31 – 09/30	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	03/31 – 09/30	—
Chernava Marine Corp.	Bahamas	Marshall Is.	03/31 – 09/30	—
Proteus Shiptrade S.A	Bermuda	Marshall Is.	03/31 – 09/30	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	03/31 – 09/30	—
Prosperity Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Aldebaran Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	01/01 – 09/30	01/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	01/01 – 09/30	01/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	03/31 – 09/30	—
Vinetree Marine Company	Operating Company	Marshall Is.	03/31 – 09/30	—
Afros Maritime Inc.	Operating Company	Marshall Is.	03/31 – 09/30	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Bato Marine Corp.(21)	TBN 1	Marshall Is.	03/05 – 09/30	—
Agron Navigation Company(21)	TBN 2	Marshall Is.	03/05 – 09/30	—
Teuta Maritime S.A.(21)	TBN 3	Marshall Is.	03/05 – 09/30	—
Ambracia Navigation Company(21)	TBN 4	Marshall Is.	03/05 – 09/30	—
Artala Shipping Co.(22)	TBN 5	Marshall Is.	03/05 – 09/30	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	03/05 – 09/30	—

Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	04/28 – 09/30	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	05/10 – 09/30	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	05/10 – 09/30	—
Morganite Shipping Corporation(25)	TBN 6	Marshall Is.	06/01 – 09/30	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	06/04 – 09/30	—
Melpomene Shipping Corporation(27)	TBN 8	Marshall Is.	06/23 – 09/30	—
Urania Shipping Corporation(27)	TBN 9	Marshall Is.	06/23 – 09/30	—
Terpsichore Shipping Corporation(28)	TBN 10	Marshall Is.	06/23 – 09/30	—
Erato Shipping Corporation(28)	TBN 11	Marshall Is.	06/23 – 09/30	—
Lavender Shipping Corporation(12) (29)	Navios Ray	Marshall Is.	06/30 – 09/30	—
Nostos Shipmanagement Corp. (12) (29)	Navios Bonavis	Marshall Is.	06/30 – 09/30	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	08/25 – 09/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	08/25 – 09/30	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	08/25 – 09/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	08/25 – 09/30	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	08/25 – 09/30	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	08/25 – 09/30	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	08/25 – 09/30	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	08/25 – 09/30	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	08/25 – 09/30	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	08/25 – 09/30	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	08/25 – 09/30	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	08/25 – 09/30	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	08/25 – 09/30	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	08/25 – 09/30	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	08/25 – 09/30	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	08/25 – 09/30	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	08/25 – 09/30	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	08/25 – 09/30	—
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	08/25 – 09/30	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	08/25 – 09/30	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	08/25 – 09/30	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	08/25 – 09/30	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	08/25 – 09/30	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	08/25 – 09/30	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	08/25 – 09/30	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	08/25 – 09/30	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	08/25 – 09/30	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	08/25 – 09/30	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	08/25 – 09/30	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	08/25 – 09/30	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	08/25 – 09/30	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	08/25 – 09/30	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	08/25 – 09/30	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	08/25 – 09/30	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	08/25 – 09/30	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	08/25 – 09/30	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	08/25 – 09/30	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	08/25 – 09/30	—
Agistri Shipping Limited	Operating Subsidiary	Malta	08/25 – 09/30	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—

Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	08/25 – 09/30	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	08/25 – 09/30	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	08/25 – 09/30	—
Doxa International Corp.	Nave Electron	Marshall Is.	08/25 – 09/30	—
Alkmene Shipping Corporation	Star N	Marshall Is.	08/25 – 09/30	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	08/25 – 09/30	—
Dione Shipping Corporation	Lumen N	Marshall Is.	08/25 – 09/30	—
Persephone Shipping Corporation	Hector N	Marshall Is.	08/25 – 09/30	—
Rhea Shipping Corporation	Perseus	Marshall Is.	08/25 – 09/30	—
Tzia Shipping Corporation	TBN 14	Marshall Is.	08/25 – 09/30	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Kleio Shipping Corporation	TBN 12	Marshall Is.	08/12 – 09/30	—
Polymnia Shipping Corporation	TBN 13	Marshall Is.	08/12 – 09/30	—
Goddess Shiptrade Inc.	TBN 7	Marshall Is.	08/02 – 09/30	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	08/23 – 09/30	—
Aramis Navigation Inc. (33)	Navios Azimuth	Marshall Is.	07/09 – 09/30	—

(1)	The vessel was sold on December 14, 2018.
(2)	The vessel was sold on December 4, 2018.
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019.
(5)	The vessel was sold on April 21, 2017.
(6)	The vessel was sold on January 12, 2017.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.
(8)	The vessels were acquired on December 16, 2019.
(9)	The vessel was delivered on July 24, 2019 (see Note 17 - Leases).
(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 17 - Leases).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction (see Note 17 - Leases).
(13)	The vessel was sold on December 10, 2020 (see Note 5 – Vessels, net).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 5 - Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 5 - Vessels, net).
(16)	The vessels were acquired on March 30, 2021, from Navios Holdings (see Note 5 – Vessels, net).
(17)	The vessel was sold on January 13, 2021(see Note 5 – Vessels, net).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the second quarter of 2023.
(23)	The vessel was sold on July 31, 2021.
(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net).
(25)	Expected to be delivered in the first quarter of 2023.
(26)	The vessel was acquired on June 4, 2021, from Navios Holdings (see Note 5 - Vessels, net).

(27)	Expected to be delivered by the second half of 2023.
(28)	Expected to be delivered by the first half of 2024.
(29)	The vessel was acquired on June 30, 2021, from Navios Holdings (see Note 5 - Vessels, net).
(30)	The vessel was sold on August 16, 2021.
(31)	The vessel was sold on August 13, 2021.
(32)	The vessel was sold on October 29, 2021.
(33)	The vessel was acquired on July 9, 2021, from Navios Holdings (see Note 5 - Vessels, net).

The following table reflects certain key indicators of Navios Partners’ dry cargo and tanker vessels performance for the three and nine month periods ended September 30, 2021 and 2020 (including the Navios Containers’ (as defined herein) fleet and Navios Acquisition’s tanker fleet for the period from April 1, 2021 to September 30, 2021 and from August 26, 2021 to September 30, 2021, respectively).

	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Available Days(1)	9,027	4,499	20,521	12,625
Operating Days(2)	8,951	4,472	20,342	12,465
Fleet Utilization(3)	99.2%	99.4%	99.1%	98.7%
Time Charter Equivalent (per day)(4)	$24,447	$13,652	$20,991	$11,917
Vessels operating at end of periods	129	53	129	53

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

Time Charter Equivalent rate per day (“TCE”) is defined as voyage, time charter revenues and bareboat charter-out revenues (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

Upon completion of the merger (“NMCI Merger”) with Navios Maritime Containers L.P. (“Navios Containers”) on March 31, 2021, beginning from April 1, 2021, and control obtained over Navios Acquisition on August 25, 2021, beginning from August 26, 2021, the results of operations of Navios Containers and Navios Acquisition are included in Navios Partners’ condensed Consolidated Statements of Operations.

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2021 and 2020.

	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Time charter and voyage revenues	$227,957	$64,499	$445,029	$157,538
Time charter and voyage expenses	(11,465)	(3,609)	(19,829)	(8,647)
Direct vessel expenses	(10,864)	(2,736)	(18,007)	(7,670)
Vessel operating expenses (entirely through related parties transactions)	(53,952)	(24,289)	(118,685)	(68,424)
General and administrative expenses	(9,491)	(4,716)	(24,717)	(15,844)
Depreciation and amortization of intangible assets	(32,102)	(14,153)	(67,309)	(41,453)
Amortization of unfavorable lease terms	35,576	—	77,602	—
Gain on sale of vessels	30,859	—	30,348	—
Vessels impairment loss	—	(1,780)	—	(8,580)
Interest expense and finance cost, net	(14,446)	(5,417)	(27,624)	(18,636)
Interest income	—	143	859	514
Impairment of receivable in affiliated company	—	—	—	(6,900)
Other expense, net	(4,969)	(569)	(8,864)	(858)
Equity in net (loss)/ earnings of affiliated companies	—	(382)	80,839	586
Transaction costs	(2,870)	—	(2,870)	—
Bargain gain	3,962	—	48,015	—

Net income/ (loss)	$158,195	$6,991	$394,787	$(18,374)

Net loss attributable to the noncontrolling interest	3,859	—	3,859	—

Net income/ (loss) attributable to Navios Partners unitholders	$162,054	$6,991	$398,646	$(18,374)

EBITDA(1)	$177,185	$29,143	$426,160	$48,814

Adjusted EBITDA(1)	$145,234	$30,923	$269,828	$64,294

Operating Surplus (1)	$104,693	$16,011	$183,059	$19,314

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2021 compared to the Three Month Period ended September 30, 2020

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended September 30, 2021 increased by approximately $163.5 million, or 253.5%, to $228.0 million, as compared to $64.5 million for the same period in 2020. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the three month period ended September 30, 2021, TCE rate increased by 79.1% to $24,447 per day, as compared to $13,652 per day for the same period in 2020. The available days of the fleet increased by 100.6% to 9,027 days for the three month period ended September 30, 2021, as compared to 4,499 for the same period in 2020 mainly due to the NMCI Merger and the control obtained over Navios Acquisition.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2021 increased by approximately $7.9 million to $11.5 million, as compared to $3.6 million for the three month period ended September 30, 2020. The increase was mainly attributable to a: (i) $1.7 million increase in brokers’ commissions; (ii) $1.7 million increase in bunkers expenses; (iii) $0.4 million increase in port expenses related to the freight voyages; (iv) $3.1 million increase in bareboat charter-in hire expense; and (iv) $1.0 million net increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, for the three month period ended September 30, 2021 increased by $8.2 million, to $10.9 million, as compared to $2.7 million for the three month period ended September 30, 2020. The increase of $8.2 million was mainly attributable to the increase in the size of our fleet and the increased crew related expenses as a result of covid-19 measures.

Vessel operating expenses: Vessel operating expenses for the three month period ended September 30, 2021, increased by approximately $29.7 million, or 122.2%, to $54.0 million, as compared to $24.3 million for the same period in 2020. The increase was due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $4.8 million to $9.5 million for the three month period ended September 30, 2021, as compared to $4.7 million for the three month period ended September 30, 2020. The increase was mainly due to a: (i) $4.0 million increase in administrative fees paid to the Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) due to the increased number of owned and chartered-in vessels in Navios Partners’ fleet; and (ii) $0.9 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.1 million decrease in stock based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization amounted to $32.1 million for the three month period ended September 30, 2021, as compared to $14.2 million for the three month period ended September 30, 2020. The increase of approximately $17.9 million was mainly attributable to: (i) an $8.7 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners owned fleet; (ii) an $8.1 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners owned fleet; (iii) a $2.8 million increase in depreciation expense due to the delivery of eleven vessels in 2021 and 2020; and (iv) a $0.1 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by a: (i) $1.2 million decrease in depreciation expense of four of our vessels as a result of the impairment charge in the fourth quarter of the fiscal year 2020; and (ii) $0.6 million decrease due to the sale of seven vessels in 2021 and 2020.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $35.6 million for the three month period ended September 30, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. There was no amortization of unfavorable lease terms for the corresponding interim period of the previous year.

Gain on sale of vessels: Gain on sale of vessels amounted to $30.9 million for the three month period ended September 30, 2021, relating to the sale of the Harmony N, the Navios Azalea and the Navios Dedication during the third quarter of 2021. There was no gain on sale of vessels for the corresponding interim period of the previous year.

Vessels impairment loss: As of September 30, 2021, we concluded that events and circumstances did not trigger the existence of potential impairment of our vessels, mainly due to the market improvement. As a result, there was no impairment for the three month period ended September 30, 2021. As of September 30, 2020, the Company had a current expectation that the Esperanza N would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group and recorded an impairment loss of $1.8 million.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the three month period ended September 30, 2021 increased by approximately $9.0 million or 166.7% to $14.4 million, as compared to $5.4 million for the three month period ended September 30, 2020. The increase was mainly due to the interest and finance costs of Navios Containers’ credit facilities and financial liabilities recognized following the completion of the NMCI Merger on March 31, 2021, the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the control obtained on August 25, 2021 and due to the increase of the weighted average interest rate for the three month period ended September 30, 2021 to 4.77% from 4.01% for the same period in 2020.

Interest income: Interest income decreased by approximately $0.1 million to $0 for the three month period ended September 30, 2021, as compared to $0.1 million for the three month period ended September 30, 2020.

Other expense, net: Other expense, net for the three month period ended September 30, 2021 amounted to $5.0 million, as compared to $0.6 million for the three month period ended September 30, 2020, mainly due to the increase in other miscellaneous expenses following the NMCI Merger.

Equity in net earnings/ (loss) of affiliated companies: There was no equity in net earnings of affiliated companies for the three month period ended September 30, 2021 as compared to a $0.4 million loss for the three month period ended September 30, 2020. The amount consisted of the loss related to the investment in Navios Containers.

Transaction costs: Transaction costs amounted to $2.9 million for the three month period ended September 30, 2021 and were related to NNA Merger. There was no transaction costs for the corresponding interim period of the previous year.

Bargain gain: Bargain gain amounted to $4.0 million for the three month period ended September 30, 2021, resulting from the excess of Navios Acquisition’s fair value of the identifiable assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million.

Net income/ (loss): Net income for the three month period ended September 30, 2021 amounted to $158.2 million as compared to $7.0 million net income for the three month period ended September 30, 2020. The increase in net income of $151.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the three month period ended September 30, 2021 of $104.7 million, as compared to operating surplus of $16.0 million for the three month period ended September 30, 2020. Operating surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

For the Nine Month Period ended September 30, 2021 compared to the Nine Month Period ended September 30, 2020

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the nine month period ended September 30, 2021 increased by approximately $287.5 million, or 182.5%, to $445.0 million, as compared to $157.5 million for the same period in 2020. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the nine month period ended September 30, 2021, TCE rate increased by 76.1% to $20,991 per day, as compared to $11,917 per day in the same period in 2020. The available days of the fleet increased by 62.5% to 20,521 days for the nine month period ended September 30, 2021, as compared to 12,625 in the same period in 2020 mainly due to the NMCI Merger and the control obtained over Navios Acquisition.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2021 increased by approximately $11.2 million to $19.8 million, as compared to $8.6 million for the nine month period ended September 30, 2020. The increase was mainly attributable to a: (i) $3.1 million increase in brokers’ commissions; (ii) $2.2 million increase in bunkers expenses; (iii) $0.7 million increase in port expenses related to the freight voyages; (iv) $3.4 million increase in bareboat charter-in hire expense; and (iv) $1.8 million net increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2021 increased by $10.3 million, to $18.0 million, as compared to $7.7 million for the nine month period ended September 30, 2020. The increase of $10.3 million was mainly attributable to the increase in the size of our fleet and the increased crew related expenses as a result of covid-19 measures.

Vessel operating expenses: Vessel operating expenses for the nine month period ended September 30, 2021, increased by approximately $50.3 million, or 73.5%, to $118.7 million, as compared to $68.4 million for the same period in 2020. The increase was due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $8.9 million to $24.7 million for the nine month period ended September 30, 2021, as compared to $15.8 million for the nine month period ended September 30, 2020. The increase was mainly due to a: (i) $7.4 million increase in administrative fees paid to the Managers due to the increased number of owned and chartered-in vessels in Navios Partners’ fleet; and (ii) $1.8 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.3 million decrease in stock based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization amounted to $67.3 million for the nine month period ended September 30, 2021, as compared to $41.5 million for the nine month period ended September 30, 2020. The increase of $25.8 million was mainly attributable to: (i) a $16.4 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners owned fleet; (ii) an $8.7 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners owned fleet; (iii) a $5.6 million increase in depreciation expense due to the delivery of 15 vessels in 2021 and 2020; and (iv) a $0.3 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by: (i) an approximately $3.7 million decrease in depreciation expense of four of our vessels as a result of the impairment charge in the fourth quarter of the fiscal year 2020; and (ii) a $1.5 million decrease due to the sale of seven vessels in 2021 and 2020.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $77.6 million for the nine month period ended September 30, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. There was no amortization of unfavorable lease terms for the corresponding interim period of the previous year.

Gain on sale of vessels: Gain on sale of vessels amounted to $30.3 million for the nine month period ended September 30, 2021, relating to a gain on sale of the Harmony N, the Navios Azalea, the Navios Dedication, the Esperanza N, the Castor N and the Solar N amounted to $31.7 million, partially mitigated by a loss on sale of the Joie N amounted to $1.4 million. There was no gain on sale of vessels for the corresponding interim period of the previous year.

Vessels impairment loss: As of September 30, 2021, we concluded that events and circumstances did not trigger the existence of potential impairment of our vessels, mainly due to the market improvement. As a result, there was no impairment for the nine month period ended September 30, 2021. During the nine months ended September 30, 2020, Navios Partners recognized: (i) an impairment loss of $6.8 million of three containerships as the undiscounted projected cash flows did not exceed the vessels’ carrying value; and (ii) an impairment loss of $1.8 million related to the sale of the Esperanza N, as the Company had a current expectation that would be sold before the end of its previously estimated useful life (see Note 5 – Vessels, net).

Impairment of receivable in affiliated company: Impairment of receivable in affiliated company for the nine month period ended September 30, 2020 amounted to $6.9 million, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II. There was no impairment for the corresponding interim period as of September 30, 2021.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the nine month period ended September 30, 2021 increased by approximately $9.0 million or 48.4% to $27.6 million, as compared to $18.6 million for the nine month period ended September 30, 2020. The increase was mainly due to the interest and finance costs of Navios Containers’ credit facilities and financial liabilities recognized following the completion of the NMCI Merger on March 31, 2021 and the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the control obtained on August 25, 2021. The above increase was partially mitigated by a decrease of the weighted average interest rate for the nine month period ended September 30, 2021 to 4.29% from 4.69% for the same period in 2020.

Interest income: Interest income increased by approximately $0.4 million to $0.9 million for the nine month period ended September 30, 2021, as compared to $0.5 million for the nine month period ended September 30, 2020.

Other expense, net: Other expense, net for the nine month period ended September 30, 2021 amounted to $8.9 million, as compared to $0.9 million for the nine month period ended September 30, 2020, mainly due to the increase in claim expenses and other miscellaneous expenses following the NMCI Merger.

Equity in net earnings/ (loss) of affiliated companies: Equity in net earnings of affiliated companies for the nine month period ended September 30, 2021 amounted to $80.8 million as compared to $0.6 million for the nine month period ended September 30, 2020. The amount of $80.8 million is the gain from equity in net earnings resulting from remeasurement of existing interest held in Navios Containers. As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers up to the closing date aggregate to a gain on acquisition of control in the amount of $80.8 million.

Transaction costs: Transaction costs amounted to $2.9 million for the nine month period ended September 30, 2021 and were related to the NNA Merger. There was no transaction costs for the corresponding interim period of the previous year.

Bargain gain: Bargain gain amounted to $48.0 million for the nine month period ended September 30, 2021, resulting from the excess Navios Containers’ fair value of the identifiable assets acquired of $342.7 million over the total purchase price consideration of $298.6 million and Navios Acquisition’s fair value of the identifiable assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million.

Net income/ (loss): Net income for the nine month period ended September 30, 2021 amounted to $394.8 million as compared to $18.4 million net loss for the nine month period ended September 30, 2020. The increase in net income of $413.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the nine month period ended September 30, 2021 of $183.1 million, as compared to operating surplus of $19.3 million for the nine month period ended September 30, 2020. Operating surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of, or revenue generated by, our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement, as defined herein. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement (the “$25.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. The $25.0m Sales Agreement was amended on August 3, 2020 to address the updated shelf registration statement pursuant to which sales are made. As of November 25, 2021, since the commencement of the amended $25.0m Sales Agreement, Navios Partners has issued 1,286,857 units and received net proceeds of $23.9 million. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $0.5 million.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75.0 million. As of November 25, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73.1 million. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $1.5 million.

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110.0 million. As of November 25, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners has issued 3,963,249 units and received net proceeds of $103.7 million. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $2.2 million.

Long-Term Debt Obligations

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of September 30, 2021 and December 31, 2020, total borrowings, net of deferred finance costs amounted to $1,425.2 million and $486.9 million, respectively. The current portion of long-term borrowings, net amounted to $253.3 million at September 30, 2021 and $201.8 million at December 31, 2020.

Credit Facilities

As of September 30, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $876.0 million. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 390 bps, for senior facilities, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from December 2021 to August 2026.

DNB Credit Facility: On August 19, 2021, Navios Partners entered into a new credit facility with DNB Bank ASA, (the “DNB Credit Facility”) for a total amount of up to $18.0 million, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. The new credit facility is repayable in 20 consecutive quarterly installments of $0.64 million each, together with a final balloon payment of $5.2 million to be paid on the last repayment date. The facility matures in the third quarter of 2026 and bears interest at LIBOR plus 285 bps per annum. As of September 30, 2021, the total outstanding balance was $18.0 million.

NBG Credit Facility: On June 17, 2021, Navios Partners entered into a new credit facility with National Bank of Greece (the “NBG Credit Facility”) for a total amount of up to $43.0 million, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6.0 million was prepaid. Following the prepayment, the credit facility is repayable in three consecutive quarterly installments of $1.3 million each followed by 16 consecutive quarterly installments of $1.1 million each, together with a final balloon payment of $14.6 million to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2021, the total outstanding balance was $35.7 million.

CACIB Credit Facility: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52.8 million. On August 25, 2021, Navios Partners prepaid $11.4 million of the CACIB $52.8m Credit Facility and released one vessel from the collateral package of the credit facility. The Company entered into a new sale and leaseback agreement of $15.0 million for the released vessel (see also Financial Liabilities below).

Hellenic Bank Credit Facility: On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) dated June 25, 2020 for an amount of $8.9 million in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8.9 million was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $4.0 million was prepaid. Following the prepayment, the Hellenic Credit Facility is repayable in one quarterly instalment of approximately $1.4 million, two consecutive quarterly installments of $0.9 million each, two consecutive quarterly installments of $0.4 million each, seven consecutive quarterly installments of approximately$0.3 million each and one quarterly installment of approximately $0.4 million with a final balloon payment of $5.0 million to be repaid on the last repayment date. The credit facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 300 and 350 bps per annum for each tranche respectively. As of September 30, 2021, the total outstanding balance was $11.5 million.

Upon obtaining control of Navios Acquisition, Navios Partners assumed the following credit facilities:

8 1/8% First Priority Ship Mortgages: On August 26, 2021, Navios Acquisition called for redemption by delivery all of its outstanding Ship Mortgage Notes by delivery of a redemption notice to the registered holders of the Ship Mortgage Notes and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes. Navios Acquisition funded the approximately $397.5 million aggregate redemption price with net proceeds from (i) the sale by Navios Acquisition pursuant to the NNA Merger (in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Navios Acquisition common stock to Navios Partners for an aggregate purchase price of $150.0 million (the “Equity Issuance”), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement (as defined below). The Ship Mortgage Notes were redeemed in full on September 25, 2021.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. As of September 30, 2021, an amount of $34.0 million was outstanding.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of September 30, 2021, an amount of $22.0 million was outstanding under this facility.

Hamburg Commercial Bank AG: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility was repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility was scheduled to mature in September 2021 and bore interest at LIBOR plus 300 bps per annum. In August 2021, the outstanding balance of the loan amounted to $14.8 million which was prepaid and refinanced.

Hamburg Commercial Bank AG: In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31.8 million in order to refinance one VLCC. The facility was repayable in four quarterly installments of $0.8 million each with a final balloon payment of $28.4 million repayable on the last repayment date. The facility was expected to mature in October 2020 and bore interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility was repayable in 16 quarterly installments of $0.8 million each with a final balloon payment of $14.9 million repayable on the last repayment date and bore interest at LIBOR plus 390 bps per annum. In August 2021, the outstanding balance of the loan amounted to $25.9 million which was prepaid and refinanced.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20.8 million in order to refinance two LR1s. The facility is repayable in 16 quarterly installments of $0.80 million each with a final balloon payment of $8.0 million repayable on the last repayment date. The facility matures in June 2024 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2021, an amount of $16.8 million was outstanding under this facility.

Hamburg Commercial Bank AG: In August 2021, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $190.2 million (“HCB Loan Agreement”) in order to partially refinance the existing indebtedness of seven tankers vessels. The facility consist of two advances, the senior advance and the junior advance. The senior advance is repayable in 15 equal consecutive quarterly installments in the amount of $4.5 million in aggregate, with a final balloon payment of $91.4 million to be repaid on the last repayment date. The maturity of the senior advance is in April 2025 and bears interest at LIBOR plus 390 bps per annum. The junior advance is repayable in 11 equal consecutive quarterly installments in the amount of $2.8 million in aggregate. The maturity of the junior advance is in April 2024 and bears interest at LIBOR plus 700 bps per annum. As of September 30, 2021, an amount of $190.2 million was outstanding under this facility.

BNP Paribas S.A. Bank: In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96.0 million with BNP Paribas (“BNP Loan Agreement”), in order to partially refinance the existing indebtedness of five tanker vessels. The facility is repayable in eight equal consecutive quarterly installments in the amount of $4.6 million in aggregate, with a final balloon payment of $59.0 million to be repaid on the last repayment date. The maturity date of the loan is in August 2023. The loan bears interest at LIBOR plus 355 bps per annum. As of September 30, 2021, an amount of $96.0 million was outstanding under this facility.

Amounts drawn are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Financial Liabilities

On August 16, 2021, the Company entered into a new sale and leaseback agreement of $15.0 million, with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15.0 million was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $0.19 million each, commencing on August 2021. The agreement matures in the third quarter of 2027, with a purchase obligation of $5.0 million on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $14.8 million.

On June 18, 2021, the Company entered into a new sale and leaseback agreement of $15.0 million, with unrelated third party for the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 30, 2021, the amount of $15.0 million was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $0.19 million each, commencing on June 2021. The agreement matures in the second quarter of 2027, with a purchase obligation of $5.0 million on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $14.5 million.

On June 18, 2021, the Company entered into a new sale and leaseback agreement of $18.5 million, with unrelated third party for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 30, 2021, the amount of $18.5 million was drawn. Navios Partners is obligated to make 108 consecutive monthly payments of approximately $0.19 million each, commencing on June 2021. The agreement matures in the second quarter of 2030, with a purchase obligation of $5.0 million on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $18.1 million.

Upon obtaining control of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. As of September 30, 2021, the outstanding balance under this agreement was $50.6 million.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $ 32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repayable in 17 equal consecutive quarterly installments of $2.3 million each followed by one quarterly installment of $1.4 million, with a purchase obligation of $34.0 million to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. As of September 30, 2021, the outstanding balance under these agreements was $73.9 million.

In August 2019, Navios Acquisition entered into an additional sale and leaseback agreement of $15.0 million, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.16 million, commencing as of August 2019. The agreement matures in August 2024 and bears interest at LIBOR plus 275 bps per annum. As of September 30, 2021, the outstanding balance under this agreement was $10.9 million.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47.2 million in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $18.0 million to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. As of September 30, 2021, the outstanding balance under this agreement was $33.7 million.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.8 million in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of September 30, 2021, the outstanding balance under this agreement was $71.0 million.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72.1 million in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.8 million each, with a repurchase obligation of up to $23.9 million in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. As of September 30, 2021, the outstanding balance under the agreements was $58.3 million.

As of September 30, 2021, the deposits under the sale and leaseback agreements were $9.1 million, and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.4 million to $1.0 million per owned vessel and a number of vessels as defined in Navios Partners’ and Navios Acquisition’s credit facilities and financial liabilities, which includes minimum liquidity requirements of Navios Acquisition ranging from $10.0 million to $40.0 million; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the nine month periods ended September 30, 2021 and 2020.

	Nine Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2020 ($‘000) (unaudited)
Net cash provided by operating activities	$148,153	$68,700
Net cash used in investing activities	(103,052)	(78,346)
Net cash provided by financing activities	65,351	9,859

Increase in cash, cash equivalents and restricted cash	$110,452	$213

Cash provided by operating activities for the nine month period ended September 30, 2021 as compared to the cash provided by operating activities for the nine month period ended September 30, 2020

Net cash provided by operating activities increased by $79.5 million to $148.2 million for the nine month period ended September 30, 2021, as compared to $68.7 million for the same period in 2020. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $157.5 million net loss for the nine month period ended September 30, 2021, which consisted mainly of the following adjustments: (i) $80.8 million equity in net earnings of affiliated companies; (ii) $77.6 million amortization of unfavorable lease terms; (iii) $48.0 million bargain gain related to the NMCI Merger and the control obtained over Navios Acquisition; (iv) $30.3 million gain on sale of assets; (v) $1.7 million non-cash accrued interest income and amortization of deferred revenue; and (vi) $0.2 million amortization of operating lease right-of-use asset. These adjustments were partially mitigated by: (i) $67.3 million depreciation and amortization of intangible assets; (ii) $11.0 million amortization of deferred dry dock and special survey costs; (iii) $2.5 million amortization and write-off of deferred finance costs and discount; and (iv) $0.3 million stock based compensation.

The net cash outflow resulting from the change in operating assets and liabilities of $89.1 million for the nine month period ended September 30, 2021 resulted from a $37.5 million decrease in amounts due to related parties, a $32.5 million in payments for dry dock and special survey costs, an $18.2 million increase in amounts due from related parties, a $6.6 million increase in prepaid expenses and other current assets, a $5.6 million decrease in accrued expenses and a $5.0 million increase in accounts receivable. This was partially mitigated by a $13.3 million increase in deferred revenue and a $3.0 million increase in accounts payable.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $65.8 million non-cash net gain for the nine month period ended September 30, 2020, which consisted mainly of the following adjustments: $41.5 million depreciation and amortization, $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II, $6.8 million impairment loss related to three containerships and $1.8 million impairment loss in relation to the sale of the Esperanza N, $0.7 million amortization of operating lease right-of-use asset, $1.6 million amortization and write-off of deferred finance costs and discount, $7.6 million amortization of deferred dry dock and special survey costs, $0.7 million equity compensation expense, $0.6 million equity in net earnings of affiliated companies and $1.2 million non–cash accrued interest income and amortization of deferred revenue.

The net cash inflow resulting from the change in operating assets and liabilities of $21.3 million for the nine month period ended September 30, 2020 resulted from a $31.9 million increase in amounts due to related parties, a $15.6 million decrease in amounts due from related parties, a $0.4 million decrease in accounts receivable and a $0.2 million increase in accrued expenses. This was partially mitigated by a $2.0 million increase in prepaid expenses and other current assets, a $0.4 million decrease in deferred revenue, a $2.3 million decrease in accounts payable, a $0.8 million decrease in operating lease liabilities short and long term and a $21.3 million in payments for dry dock and special survey costs.

Cash used in investing activities for the nine month period ended September 30, 2021 as compared to the cash used in investing activities for the nine month period ended September 30, 2020

Net cash used in investing activities increased by $24.8 million to $103.1 million for the nine month period ended September 30, 2021, as compared to $78.3 million for the same period in 2020.

Cash used in investing activities of approximately $103.1 million for the nine month period ended September 30, 2021 was mainly due to: (i) $213.8 million relating to vessels acquisitions and additions; and (ii) $48.5 million relating to deposits for the option to acquire seven bareboat charter-in vessels, four newbuilding containership vessels and capitalized expenses. This was partially mitigated by: (i) $107.6 million of proceeds related to the sale of seven vessels; (ii) $42.7 million cash acquired from Navios Containers and Navios Acquisition following the NMCI Merger and the control obtained over Navios Acquisition, respectively; and (iii) an $8.9 million of proceeds from the senior unsecured notes of HMM.

Cash used in investing activities of $78.3 million for the nine month period ended September 30, 2020 was mainly due to: (i) $71.4 million relating to vessel acquisitions and additions; and (ii) $10.4 million relating to deposits for the option to acquire two bareboat charter-in vessels and capitalized expenses. This was partially mitigated by $3.5 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by financing activities for the nine month period ended September 30, 2021 as compared to cash provided byfinancing activities for the nine month period ended September 30, 2020

Net cash provided by financing activities increased by $55.5 million to $65.4 million for the nine month period ended September 30, 2021, as compared to $9.9 million for the same period in 2020.

Cash provided by financing activities of $65.4 million for the nine month period ended September 30, 2021 was mainly due to: (i) $662.6 million of proceeds from the new credit facilities and sale and leaseback agreements; and (ii) $206.6 million of proceeds from the issuance of 7,330,222 common units and 315,586 additional general partner units related to the Continuous Offering Program Sales Agreements and the acquisition of Navios Containers. This was partially mitigated by: (i) loans and financial liabilities repayments of $789.4 million; (ii) payment of $11.3 million of deferred finance fees relating to the new credit facilities and sale and leaseback agreements; and (iii) payment of a total cash distributions of $3.1 million.

Cash provided by financing activities of $9.9 million for the nine month period ended September 30, 2020 was mainly due to: (i) $79.5 million of proceeds from the new credit facilities; and (ii) $1.8 million of proceeds from the issuance of 280,318 common units and 5,546 additional general partner units related to the Continuous Offering Program Sales Agreement. This was partially offset by: (i) payment of a total cash distributions of $7.3 million; (ii) loans and financial liabilities repayments of $63.3 million; and (iii) a payment of $0.8 million of deferred finance costs relating to the new credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Three Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2020 ($ ‘000) (unaudited)
Net cash provided by operating activities	$70,904	$21,025	$148,153	$68,700
Net increase in operating assets	32,241	11,794	62,341	8,027
Net decrease/ (increase) in operating liabilities	21,540	(6,152)	26,789	(29,333)
Net interest cost	14,446	5,274	26,765	18,122
Amortization and write-off of deferred finance cost	(900)	(552)	(2,468)	(1,570)
Amortization of operating lease right-of-use asset	126	(244)	187	(703)
Non cash accrued interest income and amortization of deferred revenue	284	400	1,702	1,188
Stock-based compensation expense	(136)	(240)	(370)	(723)
Gain on sale of vessels	30,859	—	30,348	—
Vessels impairment loss	—	(1,780)	—	(8,580)
Bargain gain	3,962	—	48,015	—
Impairment of receivable in affiliate company	—	—	—	(6,900)
Equity in net (loss)/ earnings of affiliate companies	—	(382)	80,839	586
Net loss attributable to noncontrolling interest	3,859	—	3,859	—

EBITDA(1)	$177,185	$29,143	$426,160	$48,814
Equity in net earnings of affiliated companies	—	—	(80,839)	—
Bargain gain	(3,962)	—	(48,015)	—
Transaction costs	2,870	—	2,870	—
Gain on sale of vessels	(30,859)	—	(30,348)	—
Impairment of receivable in affiliated company	—	—	—	6,900
Vessels impairment loss	—	1,780	—	8,580

Adjusted EBITDA(1)	$145,234	$30,923	$269,828	$64,294
Cash interest income	—	37	745	201
Cash interest paid	(22,812)	(5,458)	(35,087)	(18,511)
Maintenance and replacement capital expenditures	(17,729)	(9,491)	(52,427)	(26,670)

Operating Surplus(2)	$104,693	$16,011	$183,059	$19,314

	Three Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2020 ($ ‘000) (unaudited)
Net cash provided by operating activities	$70,904	$21,025	$148,153	$68,700
Net cash provided by/ (used in) investing activities	$30,486	$(38,682)	$(103,052)	$(78,346)
Net cash provided by/ (used in) financing activities	$(193,063)	$18,457	$65,351	$9,859

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, gain on sale of assets, equity in net earnings of affiliated companies, transaction costs related to NNA Merger and bargain gain. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) stock-based compensation expense; (ix) non-cash accrued interest income from receivable from affiliated companies; (x) amortization of operating lease right-of-use asset; (xi) gain/ (loss) on sale of assets and bargain gain; and (xii) net loss attributable to noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA of Navios Partners for the three month period ended September 30, 2021 was affected by the accounting effect of: (i) a $30.9 million gain related to the sale of three of our vessels; (ii) $4.0 million bargain gain upon obtaining control of Navios Acquisition; and (iii) $2.9 million of transaction costs in relation to the NNA Merger. Excluding these items, Adjusted EBITDA increased by approximately $114.3 million to $145.2 million for the three month period ended September 30, 2021, as compared to $30.9 million for the same period in 2020. The increase in Adjusted EBITDA was primarily due to a: (i) $163.5 million increase in time charter and voyage revenues; (ii) $3.9 million increase in net loss attributable to noncontrolling interest; and (iii) $0.4 million decrease in equity net loss of affiliated companies. The above increase was partially mitigated by a: (i) $29.7 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $7.9 million increase in time charter and voyage expenses; (iii) $6.6 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iv) $4.8 million increase in general and administrative expenses, mainly due to the increased fleet; and (v) $4.5 million increase in other expense, net.

EBITDA of Navios Partners for the nine month period ended September 30, 2021 was affected by the accounting effect of: (i) an $80.8 million gain from equity in net earnings of affiliated companies; (ii) a $48.0 million bargain gain related to the NMCI Merger and the control obtained over Navios Acquisition; (iii) a $30.3 million gain related to the sale of seven of our vessels; and (iv) $2.9 million of transaction costs in relation to the NNA Merger. Excluding these items, Adjusted EBITDA increased by $205.5 million to $269.8 million for the nine month period ended September 30, 2021, as compared to $64.3 million for the same period in 2020. The increase in Adjusted EBITDA was primarily due to a: (i) $287.5 million increase in time charter and voyage revenues; and (ii) $3.9 million increase in net loss attributable to noncontrolling interest. The above increase was partially mitigated by: (i) a $50.3 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) an $11.2 million increase in time charter and voyage expenses; (iii) an $8.9 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) a $7.0 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (v) a $7.9 million increase in other expense, net; and (vi) a $0.6 million decrease in equity in net earnings of affiliated companies.

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2021 and 2020 amounted to $262.2 million and $81.9 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2021 were $17.7 million and $52.4 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2020 were $9.5 million and $26.7 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the Management Agreement.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2021 will be approximately $70.2 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of September 30, 2021.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$189,420	$381,276	$305,290	$—	$875,986
Financial liabilities(2)	$68,969	$233,901	$137,976	$121,509	$562,355
Operating lease obligations (Time Charters) for bareboat charter-in vessels(3)(4)(5)(7)(8)(10)	$32,971	$115,646	$118,173	$438,039	$704,829
Vessel deposits (5)(6)(7)(8)(9) (11)	$59,762	$234,290	$—	$—	$294,052

Total contractual obligations	$351,122	$965,113	$561,439	$559,548	$2,437,222

(1)

Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 230 bps to 390 bps plus LIBOR, for senior facilities, per annum. The amounts in the table exclude expected interest payments of $27.5 million (less than 1 year), $33.0 million (1-3 years) and $8.0 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of September 30, 2021, timing of scheduled payments and the term of the debt obligations.

(2)

Represents principal payments and repayments on amounts drawn under the financial liabilities and exclude interest payments of $23.5 million (less than 1 year), $33.6 million (1-3 years), $17.3 million (3-5 years) and $8.1 million (more than 5 years).

(3)

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2.77 million was paid during the year ended December 31, 2017 and the second half of $2.77 million was paid during the year ended December 31, 2018. As of September 30, 2021, the total amount of $6.65 million, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

(4)

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners had agreed to pay in total $12.3 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1.4 million was paid during the year ended December 31, 2019, $10.0 million was paid during the year ended December 31, 2020 and the remaining amount of $0.9 million was paid upon the delivery of the vessels. As of September 30, 2021, the total amount of $13.8 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

(5)

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the option to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10.5 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $5.3 million was paid in August 2021, presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of September 30, 2021 and the remaining amount of $5.2 million will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022.

(6)

On March 31, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $31.6 million. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners has agreed to pay in total $12.6 million in four installments and the remaining amount of $19.0 million will be paid upon the delivery of the vessel. On April 1, 2021, the first installment of $3.2 million was paid. As of September 30, 2021, the total amount of $3.2 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

(7)

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3.5 million, representing a deposit for the option to acquire the vessels after the end of the fourth year of which $1.8 million was paid in August 2021, presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of September 30, 2021 and the remaining amount of $1.7 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023.

(8)

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12.0 million, representing a deposit for the option to acquire the vessels after the end of the fourth year of which $6.0 million was paid in September 2021, presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of September 30, 2021 and the remaining amount of $6.0 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022.

(9)

On June 30, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $34.3 million. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners has agreed to pay in total $13.7 million in four installments and the remaining amount of $20.6 million will be paid upon the delivery of the vessel. As of September 30, 2021, the total amount of $3.5 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

(10)	Upon obtaining control of Navios Acquisition, Navios partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. On February 17, 2021, Navios Acquisition took delivery of the vessel Erbil.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the vessel Nave Electron.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12-year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

(11)

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount $43.1 million plus extras for each vessel will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6.2 million, or $24.6 million accumulated for the 4 vessels, was paid. As of September 30, 2021, the total amount of $24.6 million is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In the fourth quarter of 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. The transaction closed in the fourth quarter of 2021.

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Currently, our partnership agreement can be amended with the approval of a majority of the outstanding common units.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities or other debt instruments. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 per unit annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 per unit annually.

In October 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2021 of $0.05 per unit. The cash distribution was paid on November 12, 2021 to all unitholders of common units and general partner units of record as of November 8, 2021. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the partnership agreement. As of December 31, 2017, the holder of incentive distribution rights may transfer any or all of its Incentive Distribution Rights without unitholder approval.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders, our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25 per unit	98%	—	2%
First Target Distribution	up to $6.0375 per unit	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625 per unit	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875 per unit	75%	23%	2%
Thereafter	above $7.875 per unit	50%	48%	2%

Related Party Transactions

Vessel operating expenses: Pursuant to the amended Management Agreement in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager provided commercial and technical management services to Navios Partners’ vessels.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $4,450 daily rate per Panamax Vessel; (b) $4,350 daily rate per Ultra-Handymax Vessel; (c) $5,410 daily rate per Capesize Vessel; and (d) $6,900 daily rate per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at $6,100 daily rate per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the completion of the NMCI Merger on March 31, 2021, the fleet of Navios Containers is included in Navios Partners’ owned fleet. As per the Management Agreement, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6,215 daily rate per Containership of TEU 3,000 up to 4,999, respectively; (b) $7,780 daily rate per Containership of TEU 8,000 up to 9,999, respectively; and (c) $8,270 daily rate per Containership of TEU 10,000 up to 11,999, respectively. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Upon obtaining control of Navios Acquisition on August 25, 2021, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet. As per the Navios Acquisition management agreement with Tankers Manager, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s Management Agreement amounted to $3.3 million and $8.1 million, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three and nine month periods ended September 30, 2020, certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $0.9 million and $2.4 million, respectively, and are presented under “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $3.5 million are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to Covid-19 measures for prior periods, including crew related expenses, amounted to $2.0 million are presented under the caption of “Other expense, net” in the condensed Consolidated Statements of Operations.

Vessel operating expenses for each of the three and nine month periods ended September 30, 2021 amounted to $54.0 million and $118.7 million, respectively. Vessel operating expenses for each of the three and nine month periods ended September 30, 2020 amounted to $24.3 million and $68.4 million, respectively.

General and administrative expenses: Pursuant to certain Administrative Services Agreements, the Managers also provide administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Managers are reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs. In August 2019, Navios Acquisition extended the duration of its existing administrative services agreement with Tankers Manager until January 1, 2025, to be automatically renewed for another five years. The agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Partners and Navios Acquisition in the event the administrative services co-agreements are terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Managers for each of the three and nine month periods ended September 30, 2021 amounted to $7.6 million and $17.4 million, respectively. Total general and administrative expenses charged by the Managers for each of the three and nine month periods ended September 30, 2020 amounted to $3.6 million and $10.0 million respectively.

Balance due from related parties, short-term: Balance due from related parties as of each of September 30, 2021 and December 31, 2020 amounted to $0 and $5.0 million, respectively, that consisted of the receivable from the Navios Holdings Guarantee, as defined below, which was fully repaid in April 2021.

Balance due to related parties, short term: Amounts due to related parties, short-term as of September 30, 2021 and December 31, 2020 were $41.3 million and $36.0 million, respectively, and mainly consisted of payables to the Managers.

Impairment of receivable in affiliated company: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17.3 million from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6.9 million was recognized and included in the accompanying condensed Consolidated Statements of Operations for the nine month period ended September 30, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of the Navios Europe II liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56.1 million and working capital balances of $(2.7) million. The purchase was funded through a credit facility and cash on hand for total of $36.1 million and the satisfaction of its receivable balances in the amount of approximately $17.3 million representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the Liquidation of Navios Europe II, there was no balance due from Navios Europe II as of September 30, 2021 and December 31, 2020.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement the “Navios Holdings Guarantee” by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5.0 million, presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets. In April 2021, Navios Holdings paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim. As of September 30, 2021, the outstanding claim receivable amounted to $0.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million.

Upon obtaining control of Navios Acquisition on August 25, 2021 and the completion of the NMCI Merger on March 31, 2021, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39.3 million (including less than $0.1 million capitalized expenses), including working capital balances of $(5.8) million.

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55.5 million.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28.6 million (including less than $0.1 million capitalized expenses).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58.0 million.

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30.0 million (including less than $0.1 million capitalized expenses).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement (the “NNA Loan Agreement”) under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45.0 million. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of September 30, 2021, the outstanding balance of $45.0 million was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer (“NSM”), for a loan of up to $100.0 million to be used for general corporate purposes (the “NSM Loan Agreement”). The Loan will be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum. Up to July 1, 2021, the full amount was drawn.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the existing loan agreement dated March 19, 2021. The Supplemental Loan Agreement amended the NSM Loan Agreement with the following; cancel $30.0 million of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued shares of common stock of Navios Acquisition ($3.40 per share), which shares of common stock of Navios Acquisition converted into common units of Navios Partners in the NNA Merger on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition; and provided for the repayment of $35.0 million of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan, of approximately $33.1 million.

Upon obtaining control of Navios Acquisition, Navios Partners assumed the loan payable to affiliated company. As of September 30, 2021, the balance amounted to $33.1 million and is presented under the caption “Loan payable to affiliate company” in the condensed Consolidated Balance sheets.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2021 and 2020, we paid interest on our outstanding debt at a weighted average interest rate of 4.29% and 4.69%, respectively. A 1% increase in LIBOR would have increased our interest expense for each of the nine month periods ended September 30, 2021 and 2020 by $4.8 million and $3.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2021, Singapore Marine represented approximately 14.8% of total revenues. For the nine month period ended September 30, 2020, HMM represented approximately 24.6% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement the “Navios Holdings Guarantee” by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5.0 million, presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets. In April 2021, Navios Holdings paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim. As of September 30, 2021, the outstanding claim receivable amounted to $0.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2020 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 31, 2021.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars – except for unit data)

	Notes	September 30, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS
Current assets
Cash and cash equivalents	4	$132,244	$19,303
Restricted cash	4	8,936	11,425
Accounts receivable, net		29,169	16,969
Amounts due from related parties	13	—	5,000
Prepaid expenses and other current assets	18	49,543	8,083

Total current assets		219,892	60,780

Vessels, net	5	2,895,298	1,041,138
Deposits for vessels acquisitions	12	26,444	—
Other long-term assets	3,7,12	55,036	18,850
Deferred dry dock and special survey costs, net		57,688	37,045
Investment in affiliates	15	—	26,158
Intangible assets	3,6	109,719	2,000
Notes receivable, net of current portion	14	—	8,013
Operating lease assets	17	248,623	13,285

Total non-current assets		3,392,808	1,146,489

Total assets		$3,612,700	$1,207,269

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$22,825	$6,299
Accrued expenses		14,980	4,781
Deferred revenue	2,14	19,502	3,185
Operating lease liabilities, current portion	17	18,078	1,173
Amounts due to related parties	13	41,253	35,979
Current portion of financial liabilities, net	7	68,598	6,277
Current portion of long-term debt, net	7	184,744	195,558
Loan payable to affiliated company	13	33,112	—

Total current liabilities		403,092	253,252

Operating lease liabilities, net	17	230,226	11,980
Unfavorable lease terms	3,6	153,417	—
Long-term financial liabilities, net	7	492,404	56,481
Long-term debt, net	7	679,485	228,541
Deferred revenue	14	1,342	2,185

Total non-current liabilities		1,556,874	299,187

Total liabilities		$1,959,966	$552,439

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (26,808,861 and 11,345,187 units issued and outstanding at September 30, 2021 and December 31, 2020, respectively)	9	1,577,163	652,013
General Partner (553,408 and 237,822 units issued and outstanding at September 30, 2021 and December 31, 2020, respectively)	9	21,795	2,817

Total Navios Partners’ capital		1,598,958	654,830

Noncontrolling interest		53,776	—

Total Partners’ Capital		1,652,734	654,830

Total liabilities and partners’ capital		$3,612,700	$1,207,269

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars – except for unit and per unit data)

	Notes	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Time charter and voyage revenues	10,14	$227,957	$64,499	$445,029	$157,538
Time charter and voyage expenses	17	(11,465)	(3,609)	(19,829)	(8,647)
Direct vessel expenses		(10,864)	(2,736)	(18,007)	(7,670)
Vessel operating expenses (entirely through related parties transactions)	13	(53,952)	(24,289)	(118,685)	(68,424)
General and administrative expenses	13	(9,491)	(4,716)	(24,717)	(15,844)
Depreciation and amortization of intangible assets	5,6	(32,102)	(14,153)	(67,309)	(41,453)
Amortization of unfavorable lease terms	6	35,576	—	77,602	—
Gain on sale of vessels	5	30,859	—	30,348	—
Vessels impairment loss	5	—	(1,780)	—	(8,580)
Interest expense and finance cost, net		(14,446)	(5,417)	(27,624)	(18,636)
Interest income	14	—	143	859	514
Impairment of receivable in affiliated company	13	—	—	—	(6,900)
Other expense, net		(4,969)	(569)	(8,864)	(858)
Equity in net (loss)/ earnings of affiliated companies	3,15	—	(382)	80,839	586
Transaction costs	3	(2,870)	—	(2,870)	—
Bargain gain	3	3,962	—	48,015	—

Net income/ (loss)		$158,195	$6,991	$394,787	$(18,374)

Net loss attributable to the noncontrolling interest		3,859	—	3,859	—

Net income/ (loss) attributable to Navios Partners unitholders		$162,054	$6,991	$398,646	$(18,374)

Net income/ (loss) attributable to Navios Partners unitholders

	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Common Unitholders	$158,813	$6,851	$390,673	$(18,009)
General Partner	3,241	140	7,973	(365)

Net income/ (loss) attributable to Navios Partners unitholders	$162,054	$6,991	$398,646	$(18,374)

Earnings/ (losses) attributable to Navios Partners’ unitholders per unit (see note 16):

	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Earnings/ (losses) attributable to Navios Partners’ unitholders per unit:
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, basic	$5.97	$0.63	$19.27	$(1.65)
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, diluted	$5.95	$0.63	$19.19	$(1.65)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income/ ( loss)		$394,787	$(18,374)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization of intangible assets	5,6	67,309	41,453
Amortization of unfavorable lease terms	6	(77,602)	—
Vessels impairment loss		—	8,580
Impairment of receivable in affiliated company	13	—	6,900
Non cash accrued interest income and amortization of deferred revenue	14	(1,702)	(1,188)
Amortization of operating lease right-of-use asset	17	(187)	703
Amortization and write-off of deferred finance costs and discount		2,468	1,570
Amortization of deferred dry dock and special survey costs		11,042	7,613
Gain on sale of vessels	5	(30,348)	—
Bargain gain	3	(48,015)	—
Equity in net earnings of affiliated companies	3,15	(80,839)	(586)
Stock based compensation	9	370	723
Changes in operating assets and liabilities:
(Increase)/ decrease in accounts receivable		(5,051)	374
Decrease in prepaid expenses and other current assets		(6,654)	(1,951)
Increase/ (decrease) in accounts payable		3,023	(2,300)
(Decrease)/ increase in accrued expenses		(5,644)	188
Increase/ (decrease) in deferred revenue		13,324	(420)
(Increase)/ decrease in amounts due from related parties	13	(18,175)	15,582
(Decrease)/ increase in amounts due to related parties	13	(37,492)	31,865
Payments for dry dock and special survey costs		(32,461)	(21,260)
Operating lease liabilities short and long-term	17	—	(772)

Net cash provided by operating activities		148,153	68,700
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	5	107,615	—
Deposit for option to acquire vessel	12	(48,464)	(10,425)
Cash acquired from business acquisitions	3,4	42,676	—
Acquisition of/ additions to vessels, net of cash acquired	5	(213,751)	(71,437)
Repayments of notes receivable	14	8,872	3,516

Net cash used in investing activities		(103,052)	(78,346)
FINANCING ACTIVITIES:
Cash distributions paid	16	(3,074)	(7,293)
Net proceeds from issuance of general partner units	9	8,067	35
Net proceeds from issuance of common units	9	198,495	1,740
Repayment of long-term debt and financial liabilities	7	(789,436)	(63,286)
Payments of deferred finance costs		(11,267)	(812)
Proceeds from long-term debt and financial liabilities	7,9	662,566	79,475

Net cash provided by financing activities		65,351	9,859

Increase in cash, cash equivalents and restricted cash		110,452	213
Cash, cash equivalents and restricted cash, beginning of period		30,728	30,402

Cash, cash equivalents and restricted cash, end of period		$141,180	$30,615

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$35,087	$18,511
Non cash financing activities
Stock based compensation	$370	$723
Non cash investing activities
Loans receivable from affiliates	—	$(9,992)
Payable to affiliated companies	—	$(13,622)
Acquisition of vessels	$(5,766)	$37,999

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars - except for unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Noncontrolling Interest	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	—	$654,830

Cash distribution paid ($0.05 per unit—see Note 16)	—	(12)	—	(567)	—	(579)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	8,142	203	398,934	9,705	—	9,908
Units issued for the acquisition of Navios Containers, net of expenses (see Note 9)	165,989	3,911	8,133,452	191,624	—	195,535
Stock based compensation (see Note 9)	—	—	—	118	—	118
Net income	—	2,733	—	133,946	—	136,679

Balance, March 31, 2021	411,953	$9,652	19,877,573	$986,839	—	$996,491

Cash distribution paid ($0.05 per unit—see Note 16)	—	(22)	—	(1,105)	—	(1,127)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	120,042	3,417	5,882,061	163,233	—	166,650
Stock based compensation (see Note 9)	—	—	—	116	—	116
Net income	—	1,999	—	97,914	—	99,913

Balance June 30, 2021	531,995	$15,046	25,759,634	$1,246,997	—	$1,262,043

Cash distribution paid ($0.05 per unit—see Note 16)	—	(28)	—	(1,340)	—	(1,368)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	21,413	536	1,049,227	25,557	—	26,093
Deemed contribution (see Note 3)	—	3,000	—	147,000	—	150,000
Stock based compensation (see Note 9)	—	—	—	136	—	136
Net income/ (loss)	—	3,241	—	158,813	(3,859)	158,195
Fair value of noncontrolling interest (see Note 3)	—	—	—	—	57,635	57,635

Balance September 30, 2021	553,408	$21,795	26,808,861	$1,577,163	53,776	$1,652,734

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance December 31, 2019	230,524	$4,299	10,987,679	$723,720	$728,019

Cash distribution paid ($0.30 per unit—see Note 16)	—	(69)	—	(3,296)	(3,365)
Stock based compensation (see Note 9)	—	—	—	245	245
Net loss	—	(213)	—	(10,511)	(10,724)

Balance March 31, 2020	230,524	$4,017	10,987,679	$710,158	$714,175

Cash distribution paid ($0.30 per unit—see Note 16)	—	(69)	—	(3,297)	(3,366)
Stock based compensation (see Note 9)	—	—	—	238	238
Net loss	—	(293)	—	(14,348)	(14,641)

Balance June 30, 2020	230,524	$3,655	10,987,679	$692,751	$696,406

Cash distribution paid ($0.05 per unit—see Note 16)	—	(11)	—	(551)	(562)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	5,546	35	280,318	1,740	1,775
Stock based compensation (see Note 9)	—	—	—	240	240
Net Income	—	140	—	6,851	6,991

Balance September 30, 2020	236,070	$3,819	11,267,997	$701,031	$704,850

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Maritime Holdings Inc. (“Navios Holdings”) (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company’s Chairman and Chief Executive Officer.

As of September 30, 2021, there were 26,808,861 outstanding common units and 553,408 general partnership units. As of September 30, 2021, Navios Holdings held a 9.4% ownership interest in Navios Partners and the General Partner owned 2.0% general partner interest in Navios Partners.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Navios Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition were managed by Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”), so we expect the operations of Navios Acquisition to remain un-affected following the completion of the merger on October 15, 2021 (the “NNA Merger”).

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition (see Note 3 – Acquisition of Navios Containers and Consolidation of Navios Acquisition), and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

As of September 30, 2021, Navios Partners owned a 62.4% common stock interest in Navios Acquisition.

On October 15, 2021, Navios Partners completed the NNA Merger, and as a result thereof Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2020 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). Based on internal forecasts and projections that take into account reasonably possible changes in the Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(b)Principles of consolidation: The accompanying condensed consolidated financial statements include Navios Partners’ both majority and wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, Cayman Islands and Liberia from their dates of incorporation or from the date of acquiring control, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. All subsidiaries included in the condensed consolidated financial statements are 100% owned except for Navios Acquisition which as of September 30, 2021 was 62.4% owned by Navios Partners.

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2021	2020
Libra Shipping Enterprises Corporation(1)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Felicity Shipping Corporation(2)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Gemini Shipping Corporation(3)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Galaxy Shipping Corporation(4)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Palermo Shipping S.A.(5)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	01/01 – 09/30	01/01 – 09/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Pandora Marine Inc.	Navios Melodia	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	01/01 – 09/30	01/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Golem Navigation Limited(13)	Navios Soleil	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Avery Shipping Company	Navios Symphony	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Dune Shipping Corp.(6)	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cavalli Navigation Inc.	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Seymour Trading Limited(32)	Navios Altair I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Goldie Services Company	Navios Symmetry	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Oceanus Shipping Corporation(7)(19)	Castor N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Leto Shipping Corporation(7)(17)	Esperanza N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Dionysus Shipping Corporation(7)(30)	Harmony N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Prometheus Shipping Corporation(7)(18)	Solar N	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Azalea Shipping Inc.(8)(31)	Navios Azalea	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Wenge Shipping Corporation(14)(20)	Joie N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	01/01 – 09/30	06/29 – 09/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	01/01 – 09/30	09/30 – 09/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	01/01 – 09/30	09/30 – 09/30
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	03/30 – 09/30	—
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	03/30 – 09/30	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Olympia II Navigation Limited	Navios Domino	Marshall Is.	03/31 – 09/30	—
Pingel Navigation Limited	Navios Delight	Marshall Is.	03/31 – 09/30	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	03/31 – 09/30	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	03/31 – 09/30	—
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	03/31 – 09/30	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	03/31 – 09/30	—
Silvanus Marine Company	Navios Summer	Marshall Is.	03/31 – 09/30	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	03/31 – 09/30	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	03/31 – 09/30	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	03/31 – 09/30	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	03/31 – 09/30	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	03/31 – 09/30	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	03/31 – 09/30	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	03/31 – 09/30	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	03/31 – 09/30	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	03/31 – 09/30	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	03/31 – 09/30	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	03/31 – 09/30	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	03/31 – 09/30	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	03/31 – 09/30	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	03/31 – 09/30	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	03/31 – 09/30	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	03/31 – 09/30	—
Fairy Shipping Corporation	Navios Utmost	Marshall Is.	03/31 – 09/30	—
Limestone Shipping Corporation	Navios Unite	Marshall Is.	03/31 – 09/30	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	03/31 – 09/30	—
Chernava Marine Corp.	Bahamas	Marshall Is.	03/31 – 09/30	—
Proteus Shiptrade S.A	Bermuda	Marshall Is.	03/31 – 09/30	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	03/31 – 09/30	—
Prosperity Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Aldebaran Shipping Corporation	—	Marshall Is.	01/01 – 09/30	01/01 – 09/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	01/01 – 09/30	01/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	01/01 – 09/30	01/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	03/31 – 09/30	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	03/31 – 09/30	—
Vinetree Marine Company	Operating Company	Marshall Is.	03/31 – 09/30	—
Afros Maritime Inc.	Operating Company	Marshall Is.	03/31 – 09/30	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	01/01 – 09/30	01/01 – 09/30
Bato Marine Corp.(21)	TBN 1	Marshall Is.	03/05 – 09/30	—
Agron Navigation Company(21)	TBN 2	Marshall Is.	03/05 – 09/30	—
Teuta Maritime S.A.(21)	TBN 3	Marshall Is.	03/05 – 09/30	—
Ambracia Navigation Company(21)	TBN 4	Marshall Is.	03/05 – 09/30	—
Artala Shipping Co.(22)	TBN 5	Marshall Is.	03/05 – 09/30	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	03/05 – 09/30	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	04/28 – 09/30	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	05/10 – 09/30	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	05/10 – 09/30	—
Morganite Shipping Corporation(25)	TBN 6	Marshall Is.	06/01 – 09/30	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	06/04 – 09/30	—
Melpomene Shipping Corporation(27)	TBN 8	Marshall Is.	06/23 – 09/30	—
Urania Shipping Corporation(27)	TBN 9	Marshall Is.	06/23 – 09/30	—
Terpsichore Shipping Corporation(28)	TBN 10	Marshall Is.	06/23 – 09/30	—
Erato Shipping Corporation(28)	TBN 11	Marshall Is.	06/23 – 09/30	—
Lavender Shipping Corporation(12) (29)	Navios Ray	Marshall Is.	06/30 – 09/30	—
Nostos Shipmanagement Corp. (12) (29)	Navios Bonavis	Marshall Is.	06/30 – 09/30	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	08/25 – 09/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	08/25 – 09/30	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	08/25 – 09/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	08/25 – 09/30	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	08/25 – 09/30	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	08/25 – 09/30	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	08/25 – 09/30	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	08/25 – 09/30	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	08/25 – 09/30	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	08/25 – 09/30	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	08/25 – 09/30	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	08/25 – 09/30	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	08/25 – 09/30	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	08/25 – 09/30	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	08/25 – 09/30	—
Kimolos Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	08/25 – 09/30	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	08/25 – 09/30	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	08/25 – 09/30	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	08/25 – 09/30	—
Leros Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	08/25 – 09/30	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	08/25 – 09/30	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	08/25 – 09/30	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	08/25 – 09/30	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	08/25 – 09/30	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	08/25 – 09/30	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	08/25 – 09/30	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	08/25 – 09/30	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	08/25 – 09/30	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	08/25 – 09/30	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	08/25 – 09/30	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	08/25 – 09/30	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	08/25 – 09/30	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	08/25 – 09/30	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	08/25 – 09/30	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	08/25 – 09/30	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	08/25 – 09/30	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	08/25 – 09/30	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	08/25 – 09/30	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	08/25 – 09/30	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	08/25 – 09/30	—
Agistri Shipping Limited	Operating-Subsidiary	Malta	08/25 – 09/30	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	08/25 – 09/30	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	08/25 – 09/30	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 09/30	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	08/25 – 09/30	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	08/25 – 09/30	—
Doxa International Corp.	Nave Electron	Marshall Is.	08/25 – 09/30	—
Alkmene Shipping Corporation	Star N	Marshall Is.	08/25 – 09/30	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	08/25 – 09/30	—
Dione Shipping Corporation	Lumen N	Marshall Is.	08/25 – 09/30	—
Persephone Shipping Corporation	Hector N	Marshall Is.	08/25 – 09/30	—
Rhea Shipping Corporation	Perseus	Marshall Is.	08/25 – 09/30	—
Tzia Shipping Corporation	TBN 14	Marshall Is.	08/25 – 09/30	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 09/30	—
Kleio Shipping Corporation	TBN 12	Marshall Is.	08/12 – 09/30	—
Polymnia Shipping Corporation	TBN 13	Marshall Is.	08/12 – 09/30	—
Goddess Shiptrade Inc.	TBN 7	Marshall Is.	08/02 – 09/30	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	08/23 – 09/30	—
Aramis Navigation Inc. (33)	Navios Azimuth	Marshall Is.	07/09 – 09/30	—

(1)	The vessel was sold on December 14, 2018.
(2)	The vessel was sold on December 4, 2018.
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019.
(5)	The vessel was sold on April 21, 2017.
(6)	The vessel was sold on January 12, 2017.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.
(8)	The vessels were acquired on December 16, 2019.
(9)	The vessel was delivered on July 24, 2019 (see Note 17 - Leases).
(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 17 - Leases).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction (see Note 17 - Leases).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

(13)	The vessel was sold on December 10, 2020 (see Note 5 – Vessels, net).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 5 - Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 5 - Vessels, net).
(16)	The vessels were acquired on March 30, 2021, from Navios Holdings (see Note 5 – Vessels, net).
(17)	The vessel was sold on January 13, 2021(see Note 5 – Vessels, net).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the second quarter of 2023.
(23)	The vessel was sold on July 31, 2021.
(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net).
(25)	Expected to be delivered in the first quarter of 2023.
(26)	The vessel was acquired on June 4, 2021, from Navios Holdings (see Note 5 - Vessels, net).
(27)	Expected to be delivered by the second half of 2023.
(28)	Expected to be delivered by the first half of 2024.
(29)	The vessel was acquired on June 30, 2021, from Navios Holdings (see Note 5 - Vessels, net).
(30)	The vessel was sold on August 16, 2021.
(31)	The vessel was sold on August 13, 2021.
(32)	The vessel was sold on October 29, 2021.
(33)	The vessel was acquired on July 9, 2021, from Navios Holdings (see Note 5 - Vessels, net).

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. For the nine month period ended September 30, 2020, the amount of $6,900 was recognized as impairment of receivable in affiliated company, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of September 30, 2020 was 35.7%), following the completion of the NMCI Merger, as of March 31, 2021, Navios Containers was acquired by Navios Partners and ownership was 100%; and (ii) Navios Europe II and its subsidiaries (ownership interest through the date of its liquidation on June 29, 2020 was 5.0%) (see Note 3 – Acquisition of Navios Containers and Consolidation of Navios Acquisition).

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $211,436 and $61,005 for the three month periods ended September 30, 2021 and 2020, respectively. Revenue from time chartering of vessels amounted to $419,176 and $152,333 for the nine month periods ended September 30, 2021 and 2020, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $11,025 and $2,128 for the three month periods ended September 30, 2021 and 2020, respectively. Revenue from voyage contracts amounted to $16,634 and $2,434 for the nine month periods ended September 30, 2021 and 2020, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $5,181 and $1,366 for the three month periods ended September 30, 2021 and 2020, respectively. Revenue from vessels operating in pooling arrangements amounted to $8,904 and $2,771 for the nine month periods ended September 30, 2021 and 2020, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenues amounted to $315 and $0 for the three month periods ended September 30, 2021 and 2020, respectively. Profit-sharing revenues amounted to $315 and $0 for the nine month periods ended September 30, 2021 and 2020, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption to the unaudited interim consolidated and combined financial statements and related disclosures.

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND CONSOLIDATION OF NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The purchase price allocation is subject to finalization of Navios Partners valuation of the assets acquired and liabilities assumed. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain purchase gain of $44,053. The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying condensed Consolidated Statement of Operations. The acquisition of the remaining non-controlling interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Upon completion of the NMCI merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ condensed Consolidated Statements of Operations. Total time charter and voyage revenues and net income of Navios Containers for the period from April 1, 2021 to September 30, 2021 included in the condensed Consolidated Statement of Operations amounted to $110,958 and $129,101, respectively.

Transaction costs amounted to $188 and have been expensed in the condensed consolidated statement of operations under the caption “General and administrative expenses” in the accompanying condensed Consolidated Statements of Operations.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624

Total purchase price	298,621
Fair value of assets acquired and liabilities assumed:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavorable lease terms	(224,490)
Long term debt assumed (including current portion)	(227,434)
Current liabilities	(5,416)

Fair value of net assets acquired	342,674

Bargain purchase gain	$44,053

The acquired intangible, listed below, as determined at the acquisition date and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$126,710	52,501	20,431	12,462	11,445	941	$224,490

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the acquired identifiable intangible liability:

Amount
Description
Unfavorable lease terms	$(224,490)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

CONSOLIDATION OF NAVIOS ACQUISITION

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the consolidated balance sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211,597 over the fair value of the consideration transferred of $150,000 and the fair value of the noncontrolling interest of $57,635, resulted in a bargain gain upon obtaining control of $3,962.

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using the closing price of $2.17 as of August 25, 2021 (date of obtaining control).

Total time charter and voyage revenues and net loss of Navios Acquisition for the period from August 26, 2021 to September 30, 2021 included in the condensed Consolidated Statement of Operations amounted to $20,416 and $10,268, respectively.

Transaction costs amounted to $2,870 presented under the caption “Transaction costs” in the accompanying condensed Consolidated Statements of Operations.

The following table summarizes the fair value of the consideration transferred the fair value of assets acquired and liabilities assumed and the fair value of the noncontrolling interest in Navios Acquisition assumed on August 25, 2021:

Purchase consideration:
Fair value of the consideration	$150,000
Fair value of noncontrolling interest (37.6%)	57,635

Total purchase consideration	207,635
Fair value of Navios Acquisition’s assets acquired and liabilities assumed:
Vessels	1,003,040
Other long-term assets	155,910
Current assets (including cash and restricted of $32,394)	64,180
Favorable lease terms	112,139
Unfavorable lease terms	(6,529)
Long term debt assumed (including current portion)	(811,608)
Non-current liabilities	(122,367)
Current liabilities	(183,168)

Fair value of Navios Acquisition’s net assets	211,597

Bargain gain upon obtaining control	$3,962

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

The intangible assets and liabilities, listed below, as determined at the date of obtaining control and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six and thereafter	Total
Time charters with favorable lease terms	$24,398	18,232	18,156	17,702	11,182	22,469	$112,139

Time charters with unfavorable lease terms	$(4,672)	(1,857)	—	—	—	—	$(6,529)

Intangible assets and liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the identifiable intangible asset and liability at the date of obtaining control:

Amount
Description
Favorable lease terms	$112,139
Unfavorable lease terms	$(6,529)

If the acquisition of Navios Containers and the consolidation of Navios Acquisition had been consummated as of January 1, 2020, Navios Partners’ pro-forma revenues and net income for the nine months period ended September 30, 2021 would have been $656,948 and $268,958, respectively, and for the nine months period ended September 30, 2020 would have been $541,857 and $130,383, respectively. These pro-forma results do not include non-recurring items directly related to the business combinations as follows: (a) the gain on remeasurement of the previously held interest on Navios Containers and the equity gain from the operations of Navios Containers upon the closing date in the amount of $80,839; (b) the total bargain gain in the amount of $48,015; and (c) the transaction costs related to the control obtained over Navios Acquisition in the amount of $3,499. The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition of Navios Containers and the consolidation of Navios Acquisition had occurred at the beginning of the period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$132,244	$19,303
Restricted cash	8,936	11,425

Total cash and cash equivalents and restricted cash	$141,180	$30,728

Restricted cash amounted to $8,936 and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

NOTE 5 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258
Additions/ (Depreciation)	110,416	(54,884)	55,532
Disposals	(5,233)	158	(5,075)
Vessels impairment loss	(161,199)	89,622	(71,577)

Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138

Additions/ (Depreciation)	1,993,539	(62,889)	1,930,650
Disposals	(78,880)	2,390	(76,490)

Balance September 30, 2021	$3,229,399	$(334,101)	$2,895,298

During the nine month periods ended September 30, 2021 and 2020, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $8,127 and $2,386, respectively (see Note 13 – Transactions with related parties and affiliates).

Acquisition of Vessels

2021

Upon obtaining control of Navios Acquisition on August 25, 2021 and the completion of the NMCI Merger on March 31, 2021, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet (see Note 3 – Acquisition of Navios Containers and Consolidation of Navios Acquisition).

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses) (see Note 13 – Transactions with related parties and affiliates).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 13 — Transactions with related parties and affiliates).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 13 — Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses) (see Note 13 — Transactions with Related Parties).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses) (see Note 13 — Transactions with related parties and affiliates).

The acquisition of the vessels from Navios Holdings (except from the Navios Koyo) and Navios Acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 13 — Transactions with related parties and affiliates).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 13 — Transactions with related parties and affiliates).

Sale of Vessels

2021

On August 16, 2021, Navios Partners sold the Harmony N, a 2006-built Containership of 2,824 TEU, to an unrelated third party for a net sale price of $28,420.

On August 13, 2021, Navios Partners sold the Navios Azalea, a 2005-built Panamax vessel of 74,759 dwt, to an unrelated third party for a net sale price of $12,610. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $777, amounted to $10,137 as at the date of the sale.

On July 31, 2021, Navios Partners sold the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party for a net sale price of $33,893.

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11,074.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4,559.

Following the sale of the vessels during the period ended September 30, 2021, the aggregate amount of $30,348, was presented under the caption “Gain on sale of vessels” in the condensed Consolidated Statements of Operations.

2020

On December 10, 2020, Navios Partners sold the Navios Soleil to an unrelated third party for a net sale price of $8,183. Following the impairment loss of $9,980, recognized as of December 31, 2020, no loss on sale occurred upon the sale of the vessel.

Vessel’s impairment loss

2021

As of September 30, 2021, events and circumstances did not trigger the existence of potential impairment of the vessels, mainly due to the market improvement. As a result, there was no impairment charge for the three and nine month period ended September 30, 2021.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

2020

In October 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Esperanza N for a net sale price of $4,559. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2020. As of September 30, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,780 has been recognized under the caption “Vessels impairment loss” in the condensed Consolidated Statements of Operations as of September 30, 2020.

As of June 30, 2020, we concluded that events and circumstances triggered the existence of potential impairment of our vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on our future operations.

As a result, we performed step one of the impairment assessment of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, our assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, we recorded an impairment loss of $6,800 for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel presented under the caption “Vessels impairment loss” in the Condensed Consolidated Statements of Operations.

NOTE 6 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of September 30, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000
Additions/ (Amortization)	112,139	(4,420)	107,719

Favorable lease terms September 30, 2021	$195,855	$(86,136)	$109,719

Amortization expense of favorable lease terms for each of the periods ended September 30, 2021 and 2020 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Favorable lease terms	$(3,837)	$(291)	$(4,420)	$(874)

Total	$(3,837)	$(291)	$(4,420)	$(874)

The aggregate amortization of the intangible assets for the 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2022	26,592
2023	18,156
2024	18,156
2025	15,958
2026 and thereafter	30,857

Total	$109,719

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 6.1 years for the remaining favorable lease terms.

Intangible liabilities as of September 30, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2020	$—	$—	$—
Additions/ (Amortization)	231,019	(77,602)	153,417

Unfavorable lease terms September 30, 2021	$231,019	$(77,602)	$153,417

Amortization income of unfavorable lease terms for each of the periods ended September 30, 2021 and 2020 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Unfavorable lease terms	$35,576	—	$77,602	—

Total	$35,576	—	$77,602	—

The aggregate amortization of the intangible liabilities for the 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2022	86,683
2023	33,291
2024	14,972
2025	11,941
2026 and thereafter	6,530

Total	$153,417

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 2.6 years for the remaining unfavorable lease terms.

NOTE 7 – BORROWINGS

Borrowings as of September 30, 2021 and December 31, 2020 consisted of the following:

	September 30, 2021	December 31, 2020
Credit facilities	$875,986	$427,287
Financial liabilities	562,355	63,882

Total borrowings	$1,438,341	$491,169
Less: Current portion of long-term borrowings, net	(253,342)	(201,835)
Less: Deferred finance costs, net	(13,110)	(4,312)

Long-term borrowings, net	$1,171,889	$285,022

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of September 30, 2021, the total borrowings, net of deferred finance fees under the Company’s credit facilities and financial liabilities were $1,425,231.

Credit Facilities

As of September 30, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $875,986. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 390 bps, for senior facilities, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from December 2021 to August 2026. See also the maturity table included below.

DNB Credit Facility: On August 19, 2021, Navios Partners entered into a new credit facility with DNB Bank ASA (the “DNB Credit Facility”) for a total amount of up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. The new credit facility is repayable in 20 consecutive quarterly installments of $640 each together with a final balloon payment of $5,200 to be paid on the last repayment date. The facility matures in the third quarter of 2026 and bears interest at LIBOR plus 285 bps per annum. As of September 30, 2021, the total outstanding balance was $18,000.

NBG Credit Facility: On June 17, 2021, Navios Partners entered into a new credit facility with National Bank of Greece (the “NBG Credit Facility”) for a total amount of up to $43,000, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6,019 was prepaid. Following the prepayment, the credit facility is repayable in three consecutive quarterly installments of $1,290 each followed by 16 consecutive quarterly installments of $1,075 each, together with a final balloon payment of $14,621 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2021, the total outstanding balance was $35,691.

CACIB Credit Facility: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52,800. On August 25, 2021, Navios Partners prepaid $11,405 of the CACIB $52.8m Credit Facility and released one vessel from the collateral package of the credit facility. The Company entered into a new sale and leaseback agreement of $15,000 for the released vessel (see also Financial Liabilities below).

Hellenic Bank Credit Facility: On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) dated June 25, 2020 for an amount of $8,850 in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8,850 was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $3,998 was prepaid. Following the prepayment, the Hellenic Credit Facility is repayable in one quarterly instalment of approximately $1,374, two consecutive quarterly installments of $858 each, two consecutive quarterly installments of $437 each, seven consecutive quarterly installments of approximately $296 each and one quarterly installment of approximately $437 with a final balloon payment of $4,993 to be repaid on the last repayment date. The credit facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 300 and 350 bps per annum for each tranche respectively. As of September 30, 2021, the total outstanding balance was $11,469.

Upon obtaining control of Navios Acquisition, Navios Partners assumed the following credit facilities:

8 1/8% First Priority Ship Mortgages: On August 26, 2021, Navios Acquisition called for redemption by delivery all of its outstanding Ship Mortgage Notes by delivery of a redemption notice to the registered holders of the Ship Mortgage Notes and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Mortgage Notes. Navios Acquisition funded the approximately $397,478 aggregate redemption price with net proceeds from (i) the sale by Navios Acquisition pursuant to the NNA Merger (in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Navios Acquisition common stock to Navios Partners for an aggregate purchase price of $150,000 (the “Equity Issuance”), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement (as defined below). The Ship Mortgage Notes were redeemed in full on September 25, 2021.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. As of September 30, 2021, an amount of $33,984 was outstanding.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of September 30, 2021, an amount of $22,000 was outstanding under this facility.

Hamburg Commercial Bank AG: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility was repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility was scheduled to mature in September 2021 and bore interest at LIBOR plus 300 bps per annum. In August 2021, the outstanding balance of the loan amounted to $14,847 which was prepaid and refinanced.

Hamburg Commercial Bank AG: In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31,800 in order to refinance one VLCC. The facility was repayable in four quarterly installments of $846 each with a final balloon payment of $28,416 repayable on the last repayment date. The facility was expected to mature in October 2020 and bore interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility was repayable in 16 quarterly installments of $846 each with a final balloon payment of $14,880 repayable on the last repayment date and bore interest at LIBOR plus 390 bps per annum. In August 2021, the outstanding balance of the loan amounted to $25,878 which was prepaid and refinanced.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20,800 in order to refinance two LR1s. The facility is repayable in 16 quarterly installments of $800 each with a final balloon payment of $8,000 repayable on the last repayment date. The facility matures in June 2024 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2021, an amount of $16,800 was outstanding under this facility.

Hamburg Commercial Bank AG: In August 2021, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $190,216 (“HCB Loan Agreement”) in order to partially refinance the existing indebtedness of seven tankers vessels. The facility consist of two advances, the senior advance and the junior advance. The senior advance is repayable in 15 equal consecutive quarterly installments in the amount of $4,518 in aggregate, with a final balloon payment of $91,367 to be repaid on the last repayment date. The maturity of the senior advance is in April 2025 and bears interest at LIBOR plus 390 bps per annum. The junior advance is repayable in 11 equal consecutive quarterly installments in the amount of $2,825 in aggregate. The maturity of the junior advance is in April 2024 and bears interest at LIBOR plus 700 bps per annum. As of September 30, 2021, an amount of $190,216 was outstanding under this facility.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

BNP Paribas S.A. Bank: In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96,000 with BNP Paribas (“BNP Loan Agreement”), in order to partially refinance the existing indebtedness of five tanker vessels. The facility is repayable in eight equal consecutive quarterly installments in the amount of $4,625 in aggregate, with a final balloon payment of $59,000 to be repaid on the last repayment date. The maturity date of the loan is in August 2023. The loan bears interest at LIBOR plus 355 bps per annum. As of September 30, 2021, an amount of $96,000 was outstanding under this facility.

Amounts drawn are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Financial Liabilities

On August 16, 2021, the Company entered into a new sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842- 40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 each, commencing on August 2021. The agreement matures in the third quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $14,760.

On June 18, 2021, the Company entered into a new sale and leaseback agreement of $15,000, with unrelated third party for the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 30, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 each, commencing on June 2021. The agreement matures in the second quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $14,518.

On June 18, 2021, the Company entered into a new sale and leaseback agreement of $18,500, with unrelated third party for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 30, 2021, the amount of $18,500 was drawn. Navios Partners is obligated to make 108 consecutive monthly payments of approximately $186 each, commencing on June 2021. The agreement matures in the second quarter of 2030, with a purchase obligation of $5,000 on the last repayment date. As of September 30, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $18,095.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Upon obtaining control of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of September 30, 2021, the outstanding balance under this agreement was $50,646.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $ 32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repayable in 17 equal consecutive quarterly installments of $2,267 each, followed by one quarterly installment of $1,372, with a purchase obligation of $33,975 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. As of September 30, 2021, the outstanding balance under these agreements was $73,886

In August 2019, Navios Acquisition entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bears interest at LIBOR plus 275 bps per annum. As of September 30, 2021, the outstanding balance under this agreement was $10,938.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $17,950 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. As of September 30, 2021, the outstanding balance under this agreement was $33,709.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of September 30, 2021, the outstanding balance under this agreement was $71,025.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,791 each, with a repurchase obligation of up to $23,913 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. As of September 30, 2021, the outstanding balance under the agreements was $58,256.

As of September 30, 2021, the deposits under the sale and leaseback agreements were $9,058, and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $400 to $1,000 per owned vessel and a number of vessels as defined in Navios Partners’ and Navios Acquisition’s credit facilities and financial liabilities, which includes minimum liquidity requirements of Navios Acquisition ranging from $10,000 to $40,000; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of September 30, 2021, based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

12 month period ending	Amount
September 30, 2022	258,389
September 30, 2023	366,149
September 30, 2024	249,028
September 30, 2025	312,156
September 30, 2026 and thereafter	252,619

Total	$1,438,341

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximate its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance fees. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance fees.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$132,244	$132,244	$19,303	$19,303
Restricted cash	$8,936	$8,936	$11,425	$11,425
Amounts due from related parties, short-term	$—	$—	$5,000	$5,000
Notes receivable, net of current portion	$—	$—	$8,013	$8,013
Amounts due to related parties, short-term	$(41,253)	$(41,253)	$(35,979)	$(35,979)
Long-term borrowings, net	$(1,425,231)	$(1,438,341)	$(486,857)	$(491,169)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2021 and December 31, 2020.

	Fair Value Measurements at September 30, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$132,244	$132,244	$—	$—
Restricted cash	$8,936	$8,936	$—	$—
Amounts due to related parties, short-term(2)	$(41,253)	$—	$(41,253)	$—
Long-term borrowings, net (1)	$(1,438,341)	$—	$(1,438,341)	$—

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$19,303	$19,303	$—	$—
Restricted cash	$11,425	$11,425	$—	$—
Amounts due from related parties, short-term(2)	$5,000	$—	$5,000	$—
Notes receivable, net of current portion(3)	$8,013	$—	$8,013	$—
Amounts due to related parties, short-term	$(35,979)	$—	$(35,979)	$—
Long-term borrowings, net(1)	$(491,169)	$—	$(491,169)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s short-term amounts due from/ to related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(3)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

The following table sets forth the Company’s assets that are measured at fair value on a non - recurring basis categorized by fair value hierarchy level. The fair value of the vessels was determined based on valuations from independent third party brokers. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2021, there were no assets measured at fair value on a non-recurring basis.

As of December 31, 2020, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Vessels, net	$62,789	$13,428	$49,361	—

NOTE 9 – ISSUANCE OF UNITS

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110,000. As of September 30, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners has issued 3,963,249 units and received net proceeds of $103,691. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $2,172.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75,000. As of September 30, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73,117. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $1,530.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$25.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. The $25.0m Sales Agreement was amended on August 3, 2020 to address the updated shelf registration statement pursuant to which sales are made. As of September 30, 2021 and December 31, 2020, since the date of the amended $25.0m Sales Agreement, Navios Partners has issued 1,286,857 and 357,508 units, respectively, and received net proceeds of $23,918 and $2,231, respectively. Pursuant to the issuance of the common units, Navios Partners issued 26,265 and 7,298 general partnership units to its general partner as of September 30, 2021 and December 31, 2020, respectively, in order to maintain its 2.0% general partner interest. The net proceeds from the issuances of the general partnership units were $501 and $47 as of September 30, 2021 and December 31, 2020, respectively.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3,911.

The effect of compensation expense arising from the restricted common units granted in December 2019, 2018 and 2017 and February 2019, amounted to $136 and $370 for the three and nine month periods ended September 30, 2021 (including the effect of restricted common units of Navios Acquisition upon the date of obtaining control, amounted to $19 for the three and nine month periods ended September 30, 2021) and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2018 and 2017, amounted to $204 and $608 for the three and nine month periods ended September 30, 2020 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of September 30, 2021, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $319 (including an amount of $92 relating to non-vested restricted common units of Navios Acquisition).

Restricted common units outstanding and not vested were 86,350 units as of September 30, 2021. As of September 30, 2021, Navios Holdings held a 9.4% ownership interest in Navios Partners and the General Partner owned 2.0% general partner interest in Navios Partners.

NOTE 10 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2021	Three Month Period ended September 30, 2020	Nine Month Period ended September 30, 2021	Nine Month Period ended September 30, 2020
Asia	$137,649	$37,381	$262,590	$95,403
Europe	74,376	21,572	146,840	48,923
North America	15,932	5,527	35,599	13,063
Australia	—	19	—	149

Total	$227,957	$64,499	$445,029	$157,538

NOTE 11 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criterias.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of September 30, 2021, the total amount of $6,650, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of September 30, 2021, the total amount of $13,803, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the option to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $5,250 was paid in August 2021 and the remaining amount of $5,250 will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022. As of September 30, 2021, the total amount of $5,269, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 31, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $31,580. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners has agreed to pay in total $12,632 in four installments and the remaining amount of $18,948 will be paid upon the delivery of the vessel. On April 1, 2021, the first installment of $3,158 was paid. As of September 30, 2021, the total amount of $3,220, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessels after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of September 30, 2021, the total amount of $1,756, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12,000, representing a deposit for the option to acquire the vessels after the end of the fourth year of which $6,000 was paid in September 2021 and the remaining amount of $6,000 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. As of September 30, 2021, the total amount of $6,019, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On June 30, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $34,300. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners has agreed to pay in total $13,720 in four installments and the remaining amount of $20,580 will be paid upon the delivery of the vessel. As of September 30, 2021, the total amount of $3,463, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. As of September 30, 2021, the total amount of $24,640 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In the fourth quarter of 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount $43,120 plus extras for each vessel will be paid upon delivery of the vessel. The transaction closed in the fourth quarter of 2021.

Upon obtaining control of Navios Acquisition, Navios partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the vessel Erbil. The average daily rate under bareboat charter-in agreement of Erbil amounts to $21.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the vessel Nave Electron. The average daily rate under bareboat charter-in agreement of the Nave Electron amounts to $21.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12 year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of September 30, 2021, the Company’s future minimum lease commitments under the Company’s charter-in vessels for which a definitive agreement was in place are as follows:

Period ending September 30,	Amount
2022	32,971
2023	56,079
2024	59,567
2025	59,152
2026	59,021
2027 and thereafter	438,039

Total	$704,829

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: Pursuant to the amended management agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017 (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at $6.1 daily rate per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the completion of the NMCI Merger on March 31, 2021, the fleet of Navios Containers is included in Navios Partners’ owned fleet. As per the Management Agreement, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999, respectively; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999, respectively; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999, respectively. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Upon obtaining control of Navios Acquisition on August 25, 2021, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet. As per the Navios Acquisition management agreement with Tankers Manager, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under the Company’s Management Agreement, amounted to $3,262 and $8,127, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three and nine month periods ended September 30, 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $867 and $2,386, respectively and are presented under “Acquisition of/

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $3,468 are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to Covid-19 measures for prior periods, including crew related expenses, amounted to $2,034 are presented under the caption of “Other expense, net” in the condensed Consolidated Statements of Operations.

Vessel operating expenses for each of the three and nine month periods ended September 30, 2021, amounted to $53,952 and $118,685, respectively. Vessel operating expenses for each of the three and nine month periods ended September 30, 2020, amounted to $24,289 and $68,424, respectively.

General and administrative expenses: Pursuant to certain Administrative Services Agreements, the Managers also provide administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Managers are reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs. In August 2019, Navios Acquisition extended the duration of its existing administrative services agreement with Tankers Manager until January 1, 2025, to be automatically renewed for another five years. The agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Partners and Navios Acquisition in the event the administrative services Co-agreements are terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Managers for each of the three and nine month periods ended September 30, 2021, amounted to $7,605 and $17,403, respectively. Total general and administrative expenses charged by the Managers for each of the three and nine month periods ended September 30, 2020, amounted to $3,589 and $9,994, respectively.

Balance due from related parties, short term: Balance due from related parties as of September 30, 2021 and December 31, 2020 amounted to $0 and $5,000, respectively, that consisted of the receivable from the Navios Holdings Guarantee, which was fully repaid in April 2021.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of each of September 30, 2021 and December 31, 2020 were $41,253 and $35,979, respectively, and mainly consisted of payables to the Managers.

Impairment of receivable in affiliated company: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 15 - Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17,276 from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6,900 was recognized and included in the accompanying condensed Consolidated Statements of Operations for the nine month period ended September 30, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As a result of the Navios Europe II liquidation Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The purchase was funded through a credit facility (Note 7 – Borrowings) and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the Liquidation of Navios Europe II, there was no balance due from Navios Europe II as of September 30, 2021 and December 31, 2020.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement the “Navios Holdings Guarantee” by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5,000, presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets. In April 2021, Navios Holdings paid the amount of $5,000 to Navios Partners as the final settlement of the outstanding balance of the claim. As of September 30, 2021, the outstanding claim receivable amounted to $0.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt. from its affiliate, Navios Holdings, for a purchase price of $51,000.

Upon obtaining control of Navios Acquisition on August 25, 2021 and the completion of the NMCI Merger on March 31, 2021, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000.

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement (the “NNA Loan Agreement”) under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of September 30, 2021, the outstanding balance of $45,000 was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer (“NSM”), for a loan of up to $100,000 to be used for general corporate purposes (the “NSM Loan Agreement”). The Loan will be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum. Up to July 1, 2021, the full amount was drawn.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the existing loan agreement dated March 19, 2021. The Supplemental Loan Agreement amended the NSM Loan Agreement with the following; cancel $30,000 of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued shares of common stock of Navios Acquisition ($3.40 per share), which shares of common stock of Navios Acquisition converted into common units of Navios Partners in the NNA Merger on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition; and provided for the repayment of $35,000 of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan, of approximately $33,112.

Upon obtaining control of Navios Acquisition, Navios Partners assumed the loan payable to affiliated company. As of September 30, 2021, the balance amounted to $33,112 and is presented under the caption “Loan payable to affiliate company” in the condensed Consolidated Balance sheets.

NOTE 14 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five containerships chartered out to HMM which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $859 and $342, respectively, for these instruments under the caption “Interest income” in the condensed Consolidated Statements of Operations for each of the nine month periods ended September 30, 2021 and 2020, respectively. On May 14, 2021, the outstanding balance of the notes receivable was settled. As of September 30, 2021 and December 31, 2020, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $0 and $8,013, respectively, presented under the caption “Notes Receivable, net of current portion” in the condensed Consolidated Balance Sheets.

For the nine month periods ended September 30, 2021 and 2020, the Company recorded an amount of $843 and $846, respectively, of deferred revenue amortization in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of September 30, 2021, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $1,342, respectively. As of December 31, 2020, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $2,185, respectively.

On January 12, 2017, the Company sold the vessel the MSC Cristina for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 consecutive quarterly installments. As of each of September 30, 2021 and December 31, 2020, the outstanding balances of the current and non-current note receivable amounted to $0. For the nine month periods ended September 30, 2021 and 2020, the Company recorded interest income of $0 and $132, respectively, including accrued interest income of $0 and $9, respectively, under the caption “Interest income” in the condensed Consolidated Statements of Operations.

NOTE 15 – INVESTMENT IN AFFILIATES

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000. Following the liquidation of Navios Europe II on June 29, 2020, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total. As of September 30, 2021 and subsequent to the Liquidation of Navios Europe II, the Company had no exposure.

Navios Containers: On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company would acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers had consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction was completed on March 31, 2021. Under the terms of the Transaction, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit.

The fair value of Navios Partners’ equity investment in Navios Containers was based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2020 was $47,528 compared with its carrying value of $26,158. Following the acquisition of Navios Containers, there was no equity investment and the balance was $0 as of September 30, 2021.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of September 30, 2020, Navios Partners held 11,592,276 common units, representing a 35.7% ownership interest in Navios Containers. Investment income of $586 was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the nine month periods ended September 30, 2020. Following the completion of the NMCI Merger, Navios Partners recognized equity gain from acquisition of control of Navios Containers upon the closing date of $80,839 in the condensed Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies”, as of September 30, 2021 (see Note 3 – Acquisition of Navios Containers).

NOTE 16 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the Board determined to reinstate a distribution and any continued distribution will be at the discretion of the Company’s Board of Directors, taking into consideration the terms of its partnership agreement. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under its policy and the decision to make any distribution is determined by the Company’s board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25 per unit	98%	—	2%
First Target Distribution	up to $6.0375 per unit	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625 per unit	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875 per unit	75%	23%	2%
Thereafter	above $7.875 per unit	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by the Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was paid on February 13, 2020 to all unitholders of common units and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3,365.

In April 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2020 of $0.30 per unit. The distribution was paid on May 14, 2020 to all unitholders of common units and general partner units of record as of May 11, 2020. The aggregate amount of the declared distribution was $3,366.

In July 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2020 of $0.05 per unit. The distribution was paid on August 13, 2020 to all unitholders of common units and general partner units of record as of August 10, 2020. The aggregate amount of the declared distribution was $562.

In October 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The aggregate amount of the declared distribution was $579.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021. The aggregate amount of the declared distribution was $1,127.

In July 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2021 of $0.05 per unit. The distribution was paid on August 12, 2021 to all unitholders of common units and general partner units of record as of August 9, 2021. The aggregate amount of the declared distribution was $1,368.

In October 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2021 of $0.05 per unit. The distribution was paid on November 12, 2021 to all unitholders of common units and general partner units of record as of November 8, 2021. The aggregate amount of the declared distribution was $1,541.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2021 and 2020.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income / (loss) attributable to Navios Partners’ unitholders	$162,054	$6,991	$398,646	$(18,374)
Income / (loss) attributable to:
Common unitholders	$158,813	$6,851	$390,673	$(18,009)
Weighted average units outstanding basic
Common unitholders	26,622,612	10,962,394	20,270,251	10,885,350
Earnings / (loss) per unit basic:
Common unitholders	$5.97	$0.63	$19.27	$(1.65)
Weighted average units outstanding diluted
Common unitholders	26,708,962	10,962,394	20,356,601	10,885,350
Earnings / (loss) per unit diluted:
Common unitholders	$5,95	$0.63	$19.19	$(1.65)
Earnings / (loss) per unit distributed basic:
Common unit holders	$0.05	$0.05	$0.15	$0.41
Earnings / (loss) per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.15	$0.41
Earnings/ (loss) per unit undistributed basic:
Common unitholders	$5.92	$0.57	$19.12	$(2.06)
Earnings/ (loss) per unit undistributed diluted
Common unit holders	$5.90	$0.57	$19.04	$(2.06)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

Potential common units of 86,350 for the nine month periods ended September 30, 2021 are included in the calculation of diluted earnings per unit and 140,191 relating to unvested restricted common units for the nine month periods ended September 30, 2020, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 17 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, (see Note 2—Summary of Significant Accounting Policies).

Bareboat charter-in contracts

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $5.9. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Upon obtaining control of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The average daily rate under bareboat charter-in agreement each of Baghdad and Erbil, amounts to $21. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $21. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for Navios Libra, 5% for Navios Amite and Navios Star, 6% for Baghdad and Erbil and 4% for Nave Electron.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars - except for unit data)

As of September 30, 2021 and December 31, 2020 the aggregate balance of the lease liabilities amounted $248,304 and $13,153, respectively, and is presented under the captions “Operating Lease Liabilities, current and non-current portion” in the condensed Consolidated Balance Sheets. Right of use assets amounted $248,623 and $13,285 as of September 30, 2021 and December 31, 2020, respectively, and is presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire on a straight-line basis over the lease term. Lease expense for the three and nine month periods ended September 30, 2021 amounted to $3,616 and $4,970, respectively. Lease expense for each of the three and nine month periods ended September 30, 2020 amounted to $547 and $1,630, respectively, and is included under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of September 30, 2021:

Period ending September 30,	Amount
2022	30,626
2023	30,558
2024	30,556
2025	30,368
2026	30,345
2027 and thereafter	173,587

Total	$326,040
Operating lease liabilities, including current portion	$248,304
Discount based on incremental borrowing rate	$77,736

Sale and Lease Back Agreements

During the years from 2018 to 2021, the Company has entered into sale and leaseback agreements with unrelated third parties for various vessels of the Company’s fleet. Navios Partners has purchase obligations to acquire the vessels at the end of the lease terms, consequently under ASC 842-40 the transfers of the vessels were determined to be failed sales and were treated as financing transactions. The vessels were not derecognized and continue to be depreciated over their respective useful lives, and tested for impairment as per Company’s policy (see Note 7- Borrowings).

NOTE 18 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2021	December 31, 2020
Advances for working capital purposes	$4,032	$899
Inventories	17,996	6,267
Insurance claims	24,692	633
Other prepaid expenses	2,823	284

Prepaid expenses and other current assets	$49,543	$8,083

NOTE 19 – SUBSEQUENT EVENTS

On October 29, 2021, Navios Partners completed the sale of the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, to an unrelated third party for a net sale price of $13,532.

On October 15, 2021, Navios Partners completed the NNA Merger and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 29, 2021